Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

June 30, 2017

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of June 30, 2017, the consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2017 and 2016, the consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2017 and 2016 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Group as of December 31, 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 8, 2017, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2016, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 14, 2017

This report is effective as of August 14, 2017, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of June 30, 2017 and December 31, 2016

(In millions of won)	Note	2017 (Unaudited)		2016
Assets
Cash and due from banks	4,7	~~W~~	20,424,044	19,181,165
Trading assets	4,8		31,389,614	26,695,953
Financial assets designated at fair value through profit or loss	4,9		3,594,760	3,416,102
Derivative assets	4,10		1,670,477	3,002,859
Loans	4,11		262,448,970	259,010,575
Available-for-sale financial assets	4,12		40,287,582	37,662,691
Held-to-maturity financial assets	4,12		21,928,681	19,805,084
Property and equipment			3,005,687	3,145,613
Intangible assets			4,238,392	4,226,512
Investments in associates	13		619,540	353,600
Current tax receivable			13,442	12,587
Deferred tax assets			485,093	641,061
Investment property			449,925	353,175
Other assets	4		23,306,592	18,168,408
Assets held for sale			48,072	4,939

Total assets		~~W~~	413,910,871	395,680,324

Liabilities
Deposits	4	~~W~~	238,010,007	235,137,958
Trading liabilities	4,14		2,353,756	1,976,760
Financial liabilities designated at fair value through profit or loss	4,15		9,145,279	9,233,642
Derivative liabilities	4,10		1,887,602	3,528,244
Borrowings	4		28,755,963	25,294,241
Debt securities issued	4,16		47,714,024	44,326,785
Liabilities for defined benefit obligations	17		150,553	130,879
Provisions	18		437,703	728,888
Current tax payable			334,219	272,728
Deferred tax liabilities			10,309	10,638
Liabilities under insurance contracts	19		23,468,447	22,377,434
Other liabilities	4		28,954,027	20,917,147

Total liabilities			381,221,889	363,935,344

Equity	20
Capital stock			2,645,053	2,645,053
Hybrid bonds			199,455	498,316
Capital surplus			9,887,335	9,887,335
Capital adjustments			(397,056)	(458,461)
Accumulated other comprehensive loss			(252,980)	(102,583)
Retained earnings			19,769,446	18,640,038

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			31,851,253	31,109,698
Non-controlling interests			837,729	635,282

Total equity			32,688,982	31,744,980

Total liabilities and equity		~~W~~	413,910,871	395,680,324

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2017 and 2016

(Unaudited)

(In millions of won)	Note	2017			2016
		Three- month period		Six- month period	Three- month period	Six- month period
Interest income		~~W~~	2,879,228	5,698,367	2,792,612	5,561,059
Interest expense			(964,533)	(1,914,461)	(1,020,579)	(2,074,351)

Net interest income	21		1,914,695	3,783,906	1,772,033	3,486,708
Fees and commission income			1,020,103	1,985,178	955,413	1,864,333
Fees and commission expense			(583,016)	(1,160,501)	(540,194)	(1,076,201)

Net fees and commission income	22		437,087	824,677	415,219	788,132
Insurance income			1,145,238	2,317,362	1,136,652	2,274,053
Insurance expenses			(1,259,335)	(2,539,744)	(1,250,385)	(2,486,458)

Net insurance loss	19		(114,097)	(222,382)	(113,733)	(212,405)
Dividend income			73,234	150,450	53,590	136,591
Net trading income (loss)			96,889	458,404	(54,575)	(43,375)
Net foreign currency transaction gain			93,353	210,998	82,285	178,580
Net gain (loss) on financial instruments designated at fair value through profit or loss			(116,782)	(537,949)	7,484	40,984
Net gain on disposal of available-for-sale financial assets	12		197,208	250,931	302,596	354,572
Impairment losses on financial assets	23		(159,637)	(248,783)	(332,550)	(660,719)
General and administrative expenses	24		(1,078,364)	(2,143,167)	(1,089,167)	(2,161,401)
Other operating expenses, net			(188,050)	(73,289)	(152,999)	(362,058)

Operating income			1,155,536	2,453,796	890,183	1,545,609
Equity method income	13		14,044	13,649	1,196	3,760
Other non-operating income, net			19,937	27,787	14,070	39,187

Profit before income taxes			1,189,517	2,495,232	905,449	1,588,556

Income tax expense	26		287,615	586,076	205,021	100,436

Profit for the period		~~W~~	901,902	1,909,156	700,428	1,488,120

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month and six-month periods ended June 30, 2017 and 2016

(Unaudited)

(In millions of won, except earnings per share data)	Note	2017			2016
		Three- month period		Six- month period	Three- month period	Six- month period
Other comprehensive income (loss) for the period, net of income tax	20
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments for foreign operations		~~W~~	43,133	(66,461)	14,955	14,394
Net change in unrealized fair value of available-for-sale financial assets			(79,842)	(79,097)	(130,970)	21,932
Equity in other comprehensive loss of associates			979	(11,425)	(473)	(1,255)
Net change in unrealized fair value of cash flow hedges			995	2,437	(6,789)	(12,848)
Other comprehensive income of separate account			(704)	(291)	3,313	5,927

			(35,439)	(154,837)	(119,964)	28,150
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			4,148	3,117	(79,553)	(79,893)
Equity in other comprehensive income (loss) of associates			(5)	158	11	10

			4,143	3,275	(79,542)	(79,883)

Total other comprehensive loss, net of income tax			(31,296)	(151,562)	(199,506)	(51,733)

Total comprehensive income for the period		~~W~~	870,606	1,757,594	500,922	1,436,387

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	20	~~W~~	892,032	1,889,130	683,467	1,454,791
Non-controlling interests			9,870	20,026	16,961	33,329

		~~W~~	901,902	1,909,156	700,428	1,488,120

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	861,327	1,738,733	485,467	1,404,057
Non-controlling interests			9,279	18,861	15,455	32,330

		~~W~~	870,606	1,757,594	500,922	1,436,387

Earnings per share:	27
Basic and diluted earnings per share in won		~~W~~	1,871	3,961	1,413	2,987

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the six-month period ended June 30, 2017

(Unaudited)

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.								Non- controlling interests	Total
(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total
Balance at January 1, 2016	~~W~~	2,645,053	736,898	9,887,335	(423,536)	304,771	17,689,134	30,839,655	973,401	31,813,056
Total comprehensive income for the period
Profit for the period		—	—	—	—	—	1,454,791	1,454,791	33,329	1,488,120
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	14,486	—	14,486	(92)	14,394
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	21,231	—	21,231	701	21,932
Equity in other comprehensive loss of associates		—	—	—	—	(1,245)	—	(1,245)	—	(1,245)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(12,848)	—	(12,848)	—	(12,848)
Other comprehensive income of separate account		—	—	—	—	5,927	—	5,927	—	5,927
Remeasurements of defined benefit plans		—	—	—	—	(78,285)	—	(78,285)	(1,608)	(79,893)

Total other comprehensive loss		—	—	—	—	(50,374)	—	(50,374)	(999)	(51,733)

Total comprehensive income (loss)		—	—	—	—	(50,374)	1,454,791	1,404,417	32,330	1,436,387

Other changes in equity
Dividends		—	—	—	—	—	(630,978)	(630,978)	—	(630,978)
Dividends to hybrid bonds		—	—	—	—	—	(19,314)	(19,314)	—	(19,314)
Change in other capital adjustments		—	—	—	30,537	362	(30,899)	—	—	—
Redemption of preferred stock		—	—	—	—	—	(1,125,906)	(1,125,906)	—	(1,125,906)
Change in other non-controlling interests		—	—	—	—	—	—	—	(35,017)	(35,017)

		—	—	—	30,537	362	(1,807,097)	(1,776,198)	(35,017)	(1,811,215)

Balance at June 30, 2016	~~W~~	2,645,053	736,898	9,887,335	(392,999)	254,399	17,336,828	30,467,514	970,714	31,438,228

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the six-month period ended June 30, 2017

(Unaudited)

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.								Non- controlling interests	Total
(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total
Balance at January 1, 2017	~~W~~	2,645,053	498,316	9,887,335	(458,461)	(102,583)	18,640,038	31,109,698	635,282	31,744,980
Total comprehensive income for the period
Profit for the period		—	—	—	—	—	1,889,130	1,889,130	20,026	1,909,156
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(66,034)	—	(66,034)	(427)	(66,461)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(79,070)	—	(79,070)	(27)	(79,097)
Equity in other comprehensive loss of associates		—	—	—	—	(11,267)	—	(11,267)	—	(11,267)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	2,437	—	2,437	—	2,437
Other comprehensive income of separate account		—	—	—	—	(291)	—	(291)	—	(291)
Remeasurements of defined benefit plans		—	—	—	—	3,828	—	3,828	(711)	3,117

Total other comprehensive loss		—	—	—	—	(150,397)	—	(150,397)	(1,165)	(151,562)

Total comprehensive income (loss)		—	—	—	—	(150,397)	1,889,130	1,738,733	18,861	1,757,594

Other changes in equity
Dividends (note 20)		—	—	—	—	—	(687,589)	(687,589)	—	(687,589)
Dividends to hybrid bonds		—	—	—	—	—	(10,621)	(10,621)	—	(10,621)
Redemption of hybrid bond		—	(298,861)	—	(1,139)	—	—	(300,000)	—	(300,000)
Change in other capital adjustments		—	—	—	62,544	—	(61,512)	1,032	—	1,032
Change in other non-controlling interests		—	—	—	—	—	—	—	183,586	183,586

		—	(298,861)	—	61,405	—	(759,722)	(997,178)	183,586	(813,592)

Balance at June 30, 2017	~~W~~	2,645,053	199,455	9,887,335	(397,056)	(252,980)	19,769,446	31,851,253	837,729	32,688,982

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2017 and 2016

(Unaudited)

(In millions of won)	Note	2017		2016
Cash flows from operating activities
Profit before income taxes		~~W~~	2,495,232	1,588,556
Adjustments for:
Interest income	21		(5,698,367)	(5,561,059)
Interest expense	21		1,914,461	2,074,351
Dividend income			(150,450)	(136,591)
Net fees and commission expense			83,705	77,749
Net insurance loss			1,313,734	1,369,590
Net trading loss (gain)			(312,281)	231,379
Net foreign currency translation loss			43,557	72,865
Net loss (gain) on financial instruments designated at fair value through profit or loss			312,966	(170,986)
Net gain on disposal of available-for-sale financial assets	12		(250,931)	(354,572)
Provision for credit losses	11		229,799	593,639
Impairment losses on other financial assets	23		18,984	67,080
Employee costs			95,392	102,524
Depreciation and amortization	24		126,854	134,201
Other operating income			(574,731)	(84,897)
Equity method income, net	13		(13,649)	(3,760)
Other non-operating expense (income), net			1,597	(2,961)

			(2,859,360)	(1,591,448)

Changes in assets and liabilities:
Due from banks			(1,240,397)	647,884
Trading assets and liabilities			(4,030,032)	(5,004,620)
Financial instruments designated at fair value through profit or loss			(549,987)	426,945
Derivative instruments			(195,164)	(241,518)
Loans			(3,626,374)	(2,500,004)
Other assets			(6,108,925)	(9,933,809)
Deposits			3,437,097	8,712,324
Liabilities for defined benefit obligations			(63,492)	(152,015)
Provisions			(40,004)	(138,050)
Other liabilities			8,407,148	6,277,205

			(4,010,130)	(1,905,658)

Income taxes paid			(370,237)	(194,231)
Interest received			5,566,410	5,505,952
Interest paid			(2,214,018)	(2,014,929)
Dividends received			156,568	164,997

Net cash provided by (used in) operating activities			(1,235,535)	1,553,239

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flow (Continued)

For the six-month periods ended June 30, 2017 and 2016

(Unaudited) )

(In millions of won)	Note	2017		2016
Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets		~~W~~	17,686,334	9,614,368
Acquisition of available-for-sale financial assets			(20,527,205)	(10,964,630)
Proceeds from maturity of held-to-maturity financial assets			376,680	6,663,584
Acquisition of held-to-maturity financial assets			(2,509,425)	(7,306,770)
Proceeds from disposal of property and equipment			7,007	1,800
Acquisition of property and equipment			(59,832)	(175,760)
Proceeds from disposal of intangible assets			5,736	6,289
Acquisition of intangible assets			(46,266)	(30,090)
Proceeds from disposal of investments in associates			15,028	53,117
Acquisition of investments in associates			(265,397)	(26,868)
Proceeds from disposal of investment property			—	14,214
Acquisition of investment property			(644)	(94,666)
Proceeds from disposal of assets held for sale			3,146	13,202
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			57,648	1,929
Settlement of hedging derivative financial instruments for available-for-sale financial assets			(12,358)	(48,784)
Other, net			15,810	65,806

Net cash used in investing activities			(5,253,738)	(2,213,259)

Cash flows from financing activities
Net increase in borrowings			3,732,584	2,340,504
Proceeds from debt securities issued			10,288,590	6,756,775
Repayments of debt securities issued			(6,488,341)	(5,633,918)
Dividends paid			(699,846)	(649,598)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			25,700	10,269
Settlement of hedging derivative financial instruments for debt securities issued			—	(971)
Redemption of hybrid bond			(300,000)	—
Redemption of preferred stock			—	(1,125,906)
Increase (decrease) in non-controlling interests			181,779	(21,556)
Other, net			4,136	(28,945)

Net cash provided by financing activities			6,744,602	1,646,654

Effect of exchange rate fluctuations on cash and cash equivalents held			(26,340)	18,636

Increase in cash and cash equivalents			228,989	1,005,270
Cash and cash equivalents at beginning of period	29		5,632,536	4,607,251

Cash and cash equivalents at end of period	29	~~W~~	5,861,525	5,612,521

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”) was incorporated on September 1, 2001. Shinhan Financial Group’s shares has been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange since September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of June 30, 2017 and December 31, 2016 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2017	2016
Shinhan Financial Group Co., Ltd.	Shinhan Bank Co., Ltd.	Korea	June 30	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity Inc.	”	”	100.0	100.0
”	Shinhan BNP Paribas Asset Management Co., Ltd.	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data System	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan AITAS Co., Ltd.	”	”	99.8	99.8
Shinhan Bank Co., Ltd.	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Bank Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank PLC (*2)	Cambodia	”	94.34	90.0
”	Shinhan Bank Kazakhstan Limited	Kazakhstan	”	100.0	100.0
”	Shinhan Bank Canada	Canada	”	100.0	100.0
”	Shinhan Bank (China) Limited	China	”	100.0	100.0
”	Shinhan Bank Japan	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam Ltd.	Vietnam	”	100.0	100.0
”	Banco Shinhan de Mexico	Mexico	”	99.9	99.9
”	PT Bank Shinhan Indonesia (*3)	Indonesia	”	99.00	98.98
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	”	100.0	100.0
”	PT. Shinhan Indo Finance	Indonesia	”	50.0	50.0
”	Shinhan Microfinance Co., Ltd.	Myanmar	”	100.0	100.0
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

1.	Reporting entity (continued)

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2017	2016
Shinhan Investment Corp.	Shinhan Securities Vietnam Co., Ltd.	Vietnam	June 30	100.0	100.0
”	PT. Shinhan Sekuritas Indonesia	Indonesia	”	99.0	99.0
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	”	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.
(*2)	As a result of unequal capital increase, the equity interest in Shinhan Khmer Bank PLC was changed. Shinhan Savings Bank’s interest of 1.37% in Shinhan Khmer Bank PLC is not included.
(*3)	As a result of unequal capital increase, the equity interest in PT Bank Shinhan Indonesia was changed.

(c)	Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	18 trusts managed by Shinhan Bank including development trust	A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 75 others	An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 2 others	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 56 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

(d)	Summarized financial information of the subsidiaries

i)	Condensed financial position for the Group’s subsidiaries as of June 30, 2017 and December 31, 2016 are as follows:

	2017				2016
	Total assets		Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan Financial Group (Separate)	~~W~~	27,656,403	7,591,437	20,064,966	27,195,607	6,977,746	20,217,861
Shinhan Bank Co., Ltd.		314,375,647	292,168,675	22,206,972	302,854,623	281,387,650	21,466,973
Shinhan Card Co., Ltd.		25,549,163	19,496,233	6,052,930	24,419,886	18,537,340	5,882,546
Shinhan Investment Corp.		28,414,856	25,265,638	3,149,218	25,554,489	22,478,057	3,076,432
Shinhan Life Insurance Co., Ltd.		28,735,531	26,996,579	1,738,952	27,499,836	25,814,288	1,685,548
Shinhan Capital Co., Ltd.		4,950,746	4,269,058	681,688	4,506,750	3,862,388	644,362
Jeju Bank		5,411,382	5,064,828	346,554	5,184,831	4,849,180	335,651
Shinhan Credit Information Co., Ltd.		22,423	8,425	13,998	23,077	8,897	14,180
Shinhan Private Equity Inc.		104,273	92,784	11,489	114,853	103,358	11,495
Shinhan BNP Paribas Asset Management Co., Ltd.		157,885	11,497	146,388	161,161	13,354	147,807
SHC Management Co., Ltd.		8,486	187	8,299	8,474	262	8,212
Shinhan Data System		34,302	19,457	14,845	34,403	21,565	12,838
Shinhan Savings Bank		1,112,290	973,451	138,839	970,146	839,328	130,818
Shinhan AITAS Co., Ltd.		58,151	9,109	49,042	53,886	8,434	45,452

(*1)	Condensed financial information of the subsidiaries is based on the subsidiaries’ consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

ii)	Condensed comprehensive income statement for the Group’s subsidiaries for the six-month periods ended June 30, 2017 and 2016 were as follows:

	2017				2016
	Operating income		Net income (loss)	Total comprehensive income (loss)	Operating income	Net income (loss)	Total comprehensive income (loss)
Shinhan Financial Group (separate)	~~W~~	968,498	845,610	845,315	1,699,364	1,559,094	1,557,254
Shinhan Bank Co., Ltd.		10,697,142	1,104,402	1,030,151	7,858,144	1,026,633	968,930
Shinhan Card Co., Ltd.		2,703,426	629,706	570,362	2,270,110	355,167	270,514
Shinhan Investment Corp.		3,080,879	93,782	92,688	2,271,102	50,552	58,633
Shinhan Life Insurance Co., Ltd.		3,059,401	75,701	53,298	2,767,464	87,584	174,919
Shinhan Capital Co., Ltd.		169,320	46,144	58,393	146,339	20,302	23,830
Jeju Bank		100,879	15,541	13,109	91,976	13,437	10,188
Shinhan Credit Information Co., Ltd.		14,045	(91)	(188)	12,299	29	(66)
Shinhan Private Equity Inc.		11,725	(63)	(5)	12,310	852	1,142
Shinhan BNP Paribas Asset Management Co., Ltd.		36,714	9,956	9,960	34,927	6,801	6,798
SHC Management Co., Ltd.		126	87	87	62	406	406
Shinhan Data System		37,267	427	1,996	38,575	1,308	1,100
Shinhan Savings Bank.		36,465	8,218	8,000	31,902	7,183	5,784
Shinhan AITAS Co., Ltd.		20,112	3,575	3,575	18,094	3,845	3,845

(*1)	Condensed financial information of the subsidiaries is based on the subsidiaries’ consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

2.	Basis of preparation

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2016. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(b) Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2016, except for the changes below.

The credit card segment of consolidated entities has accumulated sufficient experience to properly calculate probability of default, loss given default and credit conversion factors by considering the characteristics of borrowers, or its homogeneous borrowing groups, with credit evaluation system and risk evaluation system based on BASEL II; and based on this newly accumulated experience, the calculation methodology of loan losses has been changed from roll rate analysis model to internal model approach. As the result of changes in accounting estimates described above, allowances for loan losses and provision for unused credit lines decreased by ~~W~~80,383 million and ~~W~~296,630 million, respectively. The effects of the changes in accounting estimates were recognized prospectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

3.	Significant accounting policies

Except for the amendments to K-IFRS No. 1007, Cash flow statement, which are applied from January 1, 2017, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2016. The impact of the amendments on the Group’s consolidated financial statements is not significant.

(a) New standards and interpretations not yet adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Group to adopt for annual periods beginning on or after January 1, 2018, and the Group has not early adopted them.

i)	K-IFRS No. 1109, ‘Financial Instruments’

K-IFRS No. 1109, Financial Instruments which was published on September 25, 2015, is effective for periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1109 will replace the current K-IFRS No. 1039, Financial Instruments: recognition and measurement. The Group plans to adopt K-IFRS No. 1109 for the year starting on January 1, 2018.

In principle, the new K-IFRS No. 1109 should be applied retrospectively. However, there are clauses that exempt restating comparable information with respect to classification, measurement and impairment of financial instruments. For hedge accounting, the new standard will be applied prospectively except for certain cases such as accounting for the time value of options. K-IFRS No. 1109 permits the use of either retrospective or cumulative effect transition method and the Group will use cumulative effect transition method.

The main characteristics of K-IFRS No. 1109 are the followings: classification and measurement of financial instruments based on characteristics of contractual cash flows and business model for financial instrument management, impairment model based on expected credit losses, changes in qualification requirement of hedged items, expansion of the types of qualifying hedging instruments and changes in hedge effectiveness tests.

As there are additional requirements for a financial asset to be classified as measured at amortized costs or at fair value through other comprehensive income under K-IFRS No. 1109 compared to the existing guidance in K-IFRS No. 1039, the adoption of K-IFRS No. 1109 would potentially increase the proportion of financial assets that are measured at fair value through profit or loss, increasing volatility in the Group’s profit or loss.

The fair value change attributable to changes in the credit risk of the liability which was recognized in profit or loss under the existing standard, K-IFRS No. 1039, will be presented in other comprehensive income under K-IFRS No. 1109.

Under K-IFRS No. 1109, credit losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in K-IFRS No. 1039 as loss allowances will be measured on either of the 12-month or lifetime expected credit losses based on the extent of credit risks as shown in the below table.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

3.	Significant accounting policies (continued)

The following table presents the measurement methods for credit losses according to K-IFRS No. 1109.

Category	Description
12-month expected credit loss :
Credit risk has not increased significantly since the initial recognition	Expected credit loss from possible default of financial products for 12 months after reporting date

Credit risk has increased significantly since the initial recognition	Lifetime expected credit loss : Expected credit loss from possible default of
Credit-impaired financial assets	financial products for the expected life of the financial products

When applying hedge accounting under K-IFRS No. 1109, the hedge accounting can be applied to certain transactions that do not meet the requirements for hedge accounting under K-IFRS No. 1039 and volatility of the profit or loss can be decreased.

For smooth implementation of K-IFRS No. 1109, financial impact analysis, accounting policy development, accounting system development and the system test are necessary. Starting from November 2015, the Group has performed financial impact analysis and established accounting policies, and is developing accounting systems as of June 30, 2017. The Group plans to complete the system in 2017.

The actual impact of adopting K-IFRS No. 1109 on the financial statements in 2018 is being assessed and can be subject to change because it will be dependent on the financial instruments that the Group will hold and economic conditions at the time as well as accounting policy election and judgments that it will be make in the future. The Group plans to analyze financial impact once the system development and stabilization process is completed by no later than the end of 2017.

ii) K-IFRS No. 1115, ‘Revenue from Contracts with Customers’

K-IFRS No. 1115, published in January 2016, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts and K-IFRS No. 2113, Customer Loyalty Programmes. K-IFRS No. 1115 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Group will adopt K-IFRS No. 1115 from January 1, 2018. K-IFRS No. 1115 permits the use of either retrospective or cumulative effect transition method and the Group has not yet selected a transition method. The Group is in the process of evaluating the impact of K-IFRS No. 1115 on the Group’s consolidated financial statements, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

4.	Financial risk management

(a) Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured, controlled and reported in accordance with risk management guidelines established at the company level and at the subsidiary level.

i)	Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the controlling company’s Board of Directors, sets the basic group wide risk management policies and strategies. The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the group wide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Risk Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

4.	Financial risk management (continued)

ii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group wide risk management, and the controlling company reports to the Group’s Chief Risk Officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promotes reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

i)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of June 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Due from banks and loans (*1)(*3):
Banks	~~W~~	13,354,418	13,922,969
Retail		117,342,813	115,972,280
Government		13,321,745	11,776,346
Corporations		117,390,311	116,001,132
Card receivable		19,062,123	18,704,516

		280,471,410	276,377,243

Trading assets		24,418,111	22,638,409
Financial assets designated at FVTPL (*4)		2,329,472	2,228,186
AFS financial assets (*5)		35,316,353	32,822,071
HTM financial assets (*6)		21,928,681	19,805,084
Derivative assets		1,670,477	3,002,859
Other financial assets (*1)(*2)		18,527,988	13,975,889
Financial guarantee contracts		3,032,450	3,424,022
Loan commitments and other credit liabilities		74,254,279	76,055,306

	~~W~~	461,949,221	450,329,069

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are recorded as net of allowances.
(*2)	The credit quality of other financial assets are not included in the details of our main credit quality disclosures as other financial assets mainly comprise brokerage, securities and spot transaction related receivables, accrued interest receivables, secured key money deposits and domestic exchange settlement debit settled in a day.
(*3)	Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel III).
(*4)	FVTPL : fair value through profit or loss
(*5)	AFS : available-for-sale
(*6)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Due from banks and loans by past due or impairment

•	Due from banks and loans as of June 30, 2017 and December 31, 2016 are as follows:

	2017
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	13,368,929	116,973,286	13,324,891	117,314,215	18,895,614	279,876,935
Past due but not impaired		—	429,592	—	230,289	398,448	1,058,329
Impaired		—	324,239	—	1,013,726	422,140	1,760,105

		13,368,929	117,727,117	13,324,891	118,558,230	19,716,202	282,695,369
Less : allowance		(14,511)	(384,304)	(3,146)	(1,167,919)	(654,079)	(2,223,959)

	~~W~~	13,354,418	117,342,813	13,321,745	117,390,311	19,062,123	280,471,410

	2016
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	13,946,898	115,668,247	11,778,472	115,911,309	18,590,689	275,895,615
Past due but not impaired		—	392,002	270	264,354	397,417	1,054,043
Impaired		—	285,929	—	1,098,081	420,079	1,804,089

		13,946,898	116,346,178	11,778,742	117,273,744	19,408,185	278,753,747
Less : allowance		(23,929)	(373,898)	(2,396)	(1,272,612)	(703,669)	(2,376,504)

	~~W~~	13,922,969	115,972,280	11,776,346	116,001,132	18,704,516	276,377,243

•	Credit quality of due from banks and loans that are neither past due nor impaired as of June 30, 2017 and December 31, 2016 are as follows:

	2017
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	~~W~~	13,368,929	109,724,286	13,324,891	81,482,633	15,590,047	233,490,786
Grade 2 (*1)		—	7,249,000	—	35,831,582	3,305,567	46,386,149

		13,368,929	116,973,286	13,324,891	117,314,215	18,895,614	279,876,935
Less : allowance (collective)		(14,511)	(194,516)	(3,146)	(678,193)	(270,076)	(1,160,442)

	~~W~~	13,354,418	116,778,770	13,321,745	116,636,022	18,625,538	278,716,493

Mitigation of credit risk due to collateral (*2)	~~W~~	210	73,508,884	—	59,716,779	5,782	133,231,655

	2016
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	~~W~~	13,946,898	108,798,683	11,778,472	78,556,918	15,156,750	228,237,721
Grade 2 (*1)		—	6,869,564	—	37,354,391	3,433,939	47,657,894

		13,946,898	115,668,247	11,778,472	115,911,309	18,590,689	275,895,615
Less : allowance (collective)		(23,929)	(205,135)	(2,395)	(740,349)	(374,708)	(1,346,516)

	~~W~~	13,922,969	115,463,112	11,776,077	115,170,960	18,215,981	274,549,099

Mitigation of credit risk due to collateral (*2)	~~W~~	35,581	76,943,059	—	59,271,190	6,200	136,256,030

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments (*)	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)

Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more

Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)

Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

(*)	In the case of loans to banks and governments that are neither past due nor impaired, Shinhan Bank classified loans with a sovereign rating of 6 or above as Grade 1 and those with a sovereign rating of below 6 as Grade 2. Under the guidelines set forth by the Financial Supervisory Commission of Korea, all major commercial banks in Korea, including Shinhan Bank, follow the standardized approach under Basel III for purposes of computing Bank of International Settlement (BIS) ratios for risk classifications of loans to banks and governments. Under this standardized approach under Basel III, risk classification for loans to banks and governments are determined on the basis of sovereign credit ratings, and not internal credit ratings assigned by the lending bank that are specific to the individual banks and governments. More specifically, this approach involves classifying loans to banks and governments in a given jurisdiction as either Grade 1 or Grade 2 based on the sovereign credit ratings for the government of such jurisdiction as determined by the Organization for Economic Co-operation and Development (“OECD”). As for our subsidiaries other than Shinhan Bank, risk classification of loans to banks and governments is made based on their respective internal credit ratings as these subsidiaries are not subject to the aforesaid guidelines of the Financial Supervisory Commission relating to Basel III risk classification.
(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Aging analyses of due from banks and loans that are past due but not impaired as of June 30, 2017 and December 31, 2016 are as follows:

	2017
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	—	322,616	—	131,944	311,784	766,344
31~60 days		—	56,781	—	54,337	52,504	163,622
61~90 days		—	36,113	—	35,407	33,870	105,390
More than 90 days		—	14,082	—	8,601	290	22,973

		—	429,592	—	230,289	398,448	1,058,329
Less : allowance (collective)		—	(43,211)	—	(12,654)	(74,388)	(130,253)

	~~W~~	—	386,381	—	217,635	324,060	928,076

Mitigation of credit risk due to collateral (*)	~~W~~	—	268,857	—	98,983	29	367,869

	2016
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	—	297,889	270	190,133	321,913	810,205
31~60 days		—	49,582	—	50,881	53,379	153,842
61~90 days		—	31,072	—	20,305	21,899	73,276
More than 90 days		—	13,459	—	3,035	226	16,720

		—	392,002	270	264,354	397,417	1,054,043
Less : allowance (collective)		—	(35,627)	(1)	(12,377)	(66,413)	(114,418)

	~~W~~	—	356,375	269	251,977	331,004	939,625

Mitigation of credit risk due to collateral (*)	~~W~~	—	249,309	—	101,334	112	350,755

•	Due from banks and loans that are impaired as of June 30, 2017 and December 31, 2016 are as follows:

	2017
	Banks		Retail	Government	Corporations	Card	Total
Impaired	~~W~~	—	324,239	—	1,013,726	422,140	1,760,105
Less : allowance		—	(146,577)	—	(477,072)	(309,615)	(933,264)

	~~W~~	—	177,662	—	536,654	112,525	826,841

Mitigation of credit risk due to collateral (*)	~~W~~	—	119,532	—	437,848	24	557,404

	2016
	Banks		Retail	Government	Corporations	Card	Total
Impaired	~~W~~	—	285,929	—	1,098,081	420,079	1,804,089
Less : allowance		—	(133,136)	—	(519,886)	(262,548)	(915,570)

	~~W~~	—	152,793	—	578,195	157,531	888,519

Mitigation of credit risk due to collateral (*)	~~W~~	—	101,730	—	437,891	3	539,624

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iii)	Credit rating

•	Credit ratings of debt securities as of June 30, 2017 and December 31, 2016 are as follows:

	2017
	Trading assets		Financial assets designated at FVTPL	Available-for- sale financial assets	Held-to- maturity financial assets	Total
AAA	~~W~~	10,351,319	789,541	22,513,232	17,372,604	51,026,696
AA- to AA+		4,092,393	443,969	5,502,290	3,567,484	13,606,136
A- to A+		5,907,039	805,485	4,068,933	451,506	11,232,963
BBB- to BBB+		1,581,076	204,670	1,295,490	168,755	3,249,991
Lower than BBB-		250,806	—	434,563	164,508	849,877
Unrated		2,044,959	85,807	1,501,845	203,824	3,836,435

		~~W~~ 24,227,592	2,329,472	35,316,353	21,928,681	83,802,098

	2016
	Trading assets		Financial assets designated at FVTPL	Available-for- sale financial assets	Held-to- maturity financial assets	Total
AAA	~~W~~	9,777,845	535,684	19,781,580	16,188,459	46,283,568
AA- to AA+		4,075,181	402,946	5,561,165	2,584,304	12,623,596
A- to A+		5,310,796	1,097,395	4,257,161	535,889	11,201,241
BBB- to BBB+		1,441,783	192,161	1,348,073	137,240	3,119,257
Lower than BBB-		144,612	—	469,615	148,894	763,121
Unrated		1,640,347	—	1,404,477	210,298	3,255,122

		~~W~~ 22,390,564	2,228,186	32,822,071	19,805,084	77,245,905

•	The credit quality of securities (debt securities) according to the credit ratings by external rating agencies is as follows:

Internal credit ratings	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service
(*2)	KR : Korea Ratings

•	Credit status of debt securities as of June 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Neither past due nor impaired	~~W~~	83,799,875	77,244,537
Impaired		2,223	1,368

	~~W~~	83,802,098	77,245,905

The Group has no collaterals for the debt securities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iv)	Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of June 30, 2017 and December 31, 2016 are as follows:

	2017
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	10,851,556	53	11,097	11,097	2,491,712	—	13,354,418
Retail		—	—	—	—	—	117,342,813	117,342,813
Government		12,428,211	1,314	—	—	892,220	—	13,321,745
Corporations		4,797,497	40,862,614	20,890,231	20,890,231	34,756,928	—	117,390,311
Card		38,545	268,708	30,741	30,741	416,089	18,185,738	19,062,123

		28,115,809	41,132,689	20,932,069	20,932,069	38,556,949	135,528,551	280,471,410

Trading assets		16,855,941	1,372,847	1,033,523	373,914	4,781,886	—	24,418,111
Financial assets designated at FVTPL		1,210,827	179,577	36,620	50,797	851,651	—	2,329,472
AFS financial assets		22,603,938	1,163,152	239,262	684,341	10,625,660	—	35,316,353
HTM financial assets		5,485,223	52,260	—	775,942	15,615,256	—	21,928,681

	~~W~~	74,271,738	43,900,525	17,514,748	22,817,063	70,431,402	135,528,551	364,464,027

	2016
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	10,875,077	68	—	110,443	2,937,381	—	13,922,969
Retail		—	—	—	—	—	115,972,280	115,972,280
Government		10,906,097	3,991	—	3,315	862,943	—	11,776,346
Corporations		5,094,455	40,544,250	15,560,280	20,460,662	34,341,485	—	116,001,132
Card		38,574	194,630	131,956	37,495	371,497	17,930,364	18,704,516

		26,914,203	40,742,939	15,692,236	20,611,915	38,513,306	133,902,644	276,377,243

Trading assets		14,783,780	1,262,042	1,079,631	307,115	5,205,841	—	22,638,409
Financial assets designated at FVTPL		1,450,512	144,019	26,385	20,000	587,270	—	2,228,186
AFS financial assets		22,615,359	1,009,045	129,261	613,265	8,455,141	—	32,822,071
HTM financial assets		5,261,874	44,915	—	786,345	13,711,950	—	19,805,084

	~~W~~	71,025,728	43,202,960	16,927,513	22,338,640	66,473,508	133,902,644	353,870,993

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(c) Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non-trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises from the Group’s assets and liabilities which are denominated in currencies other than Korean won.

i)	Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR and market value-based tool.

An analysis of market risk for trading positions of the major subsidiaries as of and for the six-month period ended June 30, 2017 and the year ended December 31, 2016 are as follows:

i-1) Shinhan Bank

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the six-month period ended June 30, 2017 and the year ended December 31, 2016 are as follows:

	2017
	Average		Maximum	Minimum	June 30
Interest rate	~~W~~	46,014	52,547	39,804	45,858
Stock price		4,212	4,945	3,446	3,447
Foreign exchange (*)		43,893	49,917	39,608	49,917
Option volatility		73	151	25	109
Commodity		27	84	1	20
Portfolio diversification					(47,401)

	~~W~~	48,828	53,542	44,531	51,950

	2016
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	33,246	48,851	18,764	44,447
Stock price		5,161	5,787	4,815	5,484
Foreign exchange (*)		56,089	61,389	53,678	60,088
Option volatility		149	256	101	221
Commodity		13	35	—	21
Portfolio diversification					(49,278)

	~~W~~	55,981	61,648	53,086	60,983

(*)	Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-2) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the six-month period ended June 30, 2017 and the year ended December 31, 2016, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

	2017
	Average		Maximum	Minimum	June 30
Interest rate	~~W~~	1,650	2,450	1,050	2,450
Foreign exchange		16,831	19,368	9,670	9,670

	~~W~~	18,481	21,818	10,720	12,120

	2016
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	875	1,700	550	1,700
Foreign exchange		27,738	34,909	17,062	17,062

	~~W~~	28,613	36,609	17,612	18,762

Shinhan Card fully hedges all the cash flows from foreign currency liabilities by swap transactions and is narrowly exposed to foreign exchange risk relating to foreign currency equity securities held for non-trading purposes.

i-3) Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the six-month period ended June 30, 2017 and the year ended December 31, 2016 are as follows:

	2017
	Average		Maximum	Minimum	June 30
Interest rate	~~W~~	13,613	18,111	9,852	13,713
Stock price		11,485	19,850	6,647	12,768
Foreign exchange		8,512	16,576	4,911	7,710
Option volatility		6,248	13,669	2,150	7,007
Portfolio diversification					(19,643)

	~~W~~	22,946	34,384	16,050	21,555

	2016
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	9,040	18,149	5,380	15,491
Stock price		13,339	24,276	6,413	7,403
Foreign exchange		6,849	19,976	1,017	7,001
Option volatility		6,564	18,680	1,477	7,799
Portfolio diversification					(14,569)

	~~W~~	24,393	34,546	16,679	23,125

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-4) Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the six-month period ended June 30, 2017 and the year ended December 31, 2016 are as follows:

	2017
	Average		Maximum	Minimum	June 30
Interest rate	~~W~~	6,150	16,598	85	6,512
Stock price		1,724	3,368	111	1,668
Foreign exchange		1,132	3,568	4	1,592
Option volatility		4,800	7,041	3,158	7,041

	~~W~~	13,806	30,575	3,358	16,813

	2016
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	483	1,114	213	800
Stock price		231	1,585	—	130
Foreign exchange		1,278	2,238	54	1,221
Option volatility		1,115	3,044	71	3,044

	~~W~~	3,107	7,981	338	5,195

ii)	Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•	Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•	Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Non-trading positions for interest rate VaR and EaR as of June 30, 2017 and December 31, 2016 are as follows:

ii-1) Shinhan Bank

	2017		2016
VaR (*1)	~~W~~	174,630	231,133
EaR (*2)		142,527	58,091

ii-2) Shinhan Card

	2017		2016
VaR (*1)	~~W~~	112,698	89,348
EaR (*2)		10,501	11,905

ii-3) Shinhan Investment

	2017		2016
VaR (*1)	~~W~~	44,475	27,822
EaR (*2)		96,400	104,423

ii-4) Shinhan Life Insurance

	2017		2016
VaR (*1)	~~W~~	264,757	287,912
EaR (*2)		76,026	58,062

(*1)	The interest rate VaR represents the maximum anticipated loss in a net asset value in one year under confidence level of 99.9% and is measured by the internal model with one year look-back period.
(*2)	The interest rate EaR was calculated by the Financial Supervisory Service regulations based on the “middle of time band” and interest shocks by 200 basis points for each time bucket as recommended under the Basel Accord.

iii)	Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize exposures from the other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis.

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of June 30, 2017 and December 31, 2016 are as follows:

	2017
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	~~W~~	126,682,640	25,967,194	31,082,297	42,211,576	14,285,056	2,379,853	242,608,616
Trading liabilities		2,353,756	—	—	—	—	—	2,353,756
Financial liabilities designated at fair value through profit or loss		15,891,492	2,687,710	2,647,374	2,122,788	3,551,705	2,145,076	29,046,145
Borrowings		1,767,231	3,143,050	3,333,516	7,736,691	30,350,865	4,856,888	51,188,241
Debt securities issued		457,397	313,565	880,042	2,207,625	4,203,788	1,082,865	9,145,282
Other financial liabilities		23,453,195	138,408	158,162	174,023	374,686	60,071	24,358,545

	~~W~~	170,605,711	32,249,927	38,101,391	54,452,703	52,766,100	10,524,753	358,700,585

Off balance (*3):
Financial guarantee contracts	~~W~~	3,032,450	—	—	—	—	—	3,032,450
Loan commitments and other		74,452,228	—	—	—	—	—	74,452,228

	~~W~~	77,484,678	—	—	—	—	—	77,484,678

Derivatives (*4):
Cash inflows	~~W~~	1,929,033	1,188,004	1,078,672	1,143,568	2,724,535	88,410	8,152,222
Cash outflows		(1,771,406)	(970,595)	(1,000,249)	(984,878)	(2,554,121)	(28,289)	(7,309,538)

	~~W~~	157,627	217,409	78,423	158,690	170,414	60,121	842,684

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2016
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	~~W~~	121,707,981	22,583,391	29,620,700	49,624,644	14,144,690	3,032,191	240,713,597
Trading liabilities		1,976,760	—	—	—	—	—	1,976,760
Financial liabilities designated at fair value through profit or loss		429,578	452,306	475,221	1,380,011	5,412,373	1,084,419	9,233,908
Borrowings		13,697,990	1,914,573	1,293,030	2,715,323	4,191,730	1,692,283	25,504,929
Debt securities issued		1,394,163	2,435,353	4,597,809	7,371,729	26,138,646	5,492,930	47,430,630
Other financial liabilities		15,926,502	42,045	307,056	126,355	367,888	59,365	16,829,211

	~~W~~	155,132,974	27,427,668	36,293,816	61,218,062	50,255,327	11,361,188	341,689,035

Off balance (*3):
Financial guarantee contracts	~~W~~	3,424,022	—	—	—	—	—	3,424,022
Loan commitments and other		76,173,506	—	—	—	—	—	76,173,506

	~~W~~	79,597,528	—	—	—	—	—	79,597,528

Derivatives (*4):
Cash inflows	~~W~~	2,952,185	514,990	819,654	1,979,609	1,361,541	117,374	7,745,353
Cash outflows		(3,161,870)	(513,356)	(798,321)	(1,884,914)	(1,128,730)	(26,054)	(7,513,245)

	~~W~~	(209,685)	1,634	21,333	94,695	232,811	91,320	232,108

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to ~~W~~99,268,674 million and ~~W~~93,639,192 million as of June 30, 2017 and December 31, 2016 are included in the ‘Less than 1 month’ category, respectively.
(*3)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.
(*4)	Derivatives held for trading are presented as less than one month because contractual maturities are not essential for an understanding of the timing of the cash flows. Derivatives entered into for the purpose of hedging are presented by maturity.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(e) Capital risk management

The controlling company, banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

“Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Common Equity Tier 1 capital (including common stock, share premium resulting from the issue of instruments classified as common equity Tier 1, retained earnings, etc.), Additional Tier 1 capital (with the minimum set of criteria for an instrument issued by the Group to meet, i.e. ‘perpetual’) and Tier 2 capital (to provide loss absorption on a gone-concern basis) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio as of June 30, 2017 was 15.15% (unreviewed).

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses various valuation techniques and is setting rational assumptions based on the present market situations. Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i)	Financial instruments measured at fair value

•	The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of June 30, 2017 and December 31, 2016 are as follows:

	2017
	Level 1		Level 2	Level 3	Total
Financial assets:
Trading assets	~~W~~	9,829,754	21,422,338	137,522	31,389,614
Financial assets designated at fair value through profit or loss		613,865	2,393,352	587,543	3,594,760
Derivative assets		40,830	1,480,833	148,814	1,670,477
Available-for-sale financial assets		10,469,890	25,674,202	4,143,490	40,287,582

	~~W~~	20,954,339	50,970,725	5,017,369	76,942,433

Financial liabilities:
Trading liabilities	~~W~~	2,353,756	—	—	2,353,756
Financial liabilities designated at fair value through profit or loss		43,592	1,167,397	7,934,290	9,145,279
Derivative liabilities		44,231	1,501,336	342,035	1,887,602

	~~W~~	2,441,579	2,668,733	8,276,325	13,386,637

	2016
	Level 1		Level 2	Level 3	Total
Financial assets:
Trading assets	~~W~~	10,257,241	16,356,235	82,477	26,695,953
Financial assets designated at fair value through profit or loss		397,617	2,404,446	614,039	3,416,102
Derivative assets		17,316	2,873,194	112,349	3,002,859
Available-for-sale financial assets		9,024,940	24,754,310	3,883,441	37,662,691

	~~W~~	19,697,114	46,388,185	4,692,306	70,777,605

Financial liabilities:
Trading liabilities	~~W~~	1,976,760	—	—	1,976,760
Financial liabilities designated at fair value through profit or loss		10,134	1,649,181	7,574,327	9,233,642
Derivative liabilities		14,130	2,909,629	604,485	3,528,244

	~~W~~	2,001,024	4,558,810	8,178,812	14,738,646

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Changes in carrying values of financial instruments classified as Level 3 for the six-month period ended June 30, 2017 and the year ended December 31, 2016 are as follows:

	2017
	Trading assets		Financial assets designated at FVTPL	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL
Beginning balance	~~W~~	82,477	614,039	3,883,441	(492,136)	(7,574,327)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		240	3,039	(13,214)	420,399	(514,214)
Recognized in other comprehensive income (loss) for the year		—	—	(20,041)	—	—

		240	3,039	(33,255)	420,399	(514,214)
Purchase		90,000	145,825	530,017	15,961	—
Issue		—	—	—	2,980	(3,795,822)
Settlement		(35,195)	(175,360)	(239,701)	(140,420)	3,950,073
Transfer in (*2)		—	—	2,988	—	—
Transfer out (*2)		—	—	—	(5)	—

Ending balance	~~W~~	137,522	587,543	4,143,490	(193,221)	(7,934,290)

	2016
	Trading assets		Financial assets designated at FVTPL	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL
Beginning balance	~~W~~	201,603	451,124	2,979,058	(703,841)	(6,444,621)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		5,026	6,020	28,645	141,080	(508,916)
Recognized in other comprehensive income (loss) for the year		—	—	(81,812)	—	—

		5,026	6,020	(53,167)	141,080	(508,916)
Purchase		76,810	337,012	1,308,840	10,226	—
Issue		—	—	—	—	(5,402,714)
Settlement		(200,962)	(180,117)	(359,694)	40,710	4,781,924
Transfer in (*2)		—	—	20,382	19,689	—
Transfer out (*2)		—	—	(11,978)	—	—

Ending balance	~~W~~	82,477	614,039	3,883,441	(492,136)	(7,574,327)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(*1)	Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the six-month period ended June 30, 2017 and the year ended December 31, 2016, are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

	2017			2016
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of June 30	Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Trading income	~~W~~	437,217	233,202	332,400	37,466
Loss on financial instruments designated at FVTPL		(511,175)	(291,130)	(502,896)	(169,424)
Gain on disposal of available-for-sale financial assets		9,337	703	25,546	354
Impairment losses on financial assets		(6,516)	(6,232)	(6,685)	(5,964)
Other operating expenses		(32,613)	(36,428)	(176,510)	(176,359)

	~~W~~	(103,750)	(99,885)	(328,145)	(313,927)

(*2)	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data. The Group reviews the levels of financial instruments as of the end of the reporting period considering the related events and circumstances in the reporting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of June 30, 2017 are as follows:

Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Trading assets:
Debt securities	DCF(*1)	~~W~~	15,926,848	Discount rate
Equity securities	NAV(*2)		5,495,490	Discount rate, Price of underlying assets

			21,422,338

Financial assets designated at fair value through profit or loss:
Debt securities	DCF(*1)		1,445,294	Discount rate
Equity securities	NAV(*2)		948,059	Discount rate, Price of underlying assets

			2,393,353

Derivative assets:
Trading	Option model, DCF(*1)		1,388,147	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			92,686

			1,480,833

Available-for-sale financial assets:
Debt securities	DCF(*1)		25,171,908	Discount rate, growth rate
Equity securities	NAV(*2)		502,294	Price of underlying assets

			25,674,202

		~~W~~	50,970,726

Liabilities
Financial liabilities designated at fair value through profit or loss:
Borrowings	DCF(*1)	~~W~~	1,167,397	Discount rate
Derivative liabilities:
Trading	Option model, DCF(*1)		1,347,619	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			153,717

			1,501,336

		~~W~~	2,668,733

(*1) DCF : Discounted cash flow

(*2) NAV : Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2017 are as follows:

Type of financial instrument	Valuation technique	Carrying value (*2)		Significant unobservable inputs	Range
Financial assets
Financial assets designated at fair value through profit or loss:
Debt securities and other securities	DCF		587,543	The volatility of the underlying asset Correlations	0.75%~45.73% 0.00%~89.36%
Derivative assets:
Equity and foreign exchange related	Option model (*1)		119,851	The volatility of the underlying asset Correlations	1.48%~45.73% (0.10)%~82.15%
Interest rates related	Option model (*1)		23,306	The volatility of the underlying asset Regression coefficient Correlations	0.51%~8.65% 0.02%~2.05% 0.00%~90.81%
Credit and commodity related	Option model (*1)		5,657	The volatility of the underlying asset Correlations	17.25%~26.78% (49.26)%~52.24%

			148,814

Available-for-sale financial assets:
Debt securities	DCF		425,176	Discount rate	1.73%~24.78%
Equity securities	NAV		3,718,314	Discount rate, growth rate	0.00%~2.00%

			4,143,490

		~~W~~	4,879,847

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Type of financial instrument	Valuation technique	Carrying value (*2)		Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Equity related	Option model (*1)	~~W~~	7,934,290	The volatility of the underlying asset Correlations	11.96%~14.49% 20.17%~49.87%
Derivative liabilities:
Equity and foreign exchange related	Option model (*1)		40,971	The volatility of the underlying asset Correlations	1.48%~62.96% (0.10)%~82.52%
Interest rates related	Option model (*1)		271,401	The volatility of the underlying asset Regression coefficient Correlations	00.51%~0.88% 0.02%~2.05% 34.19%~90.81%
Credit and commodity related	Option model (*1)		29,663	The volatility of the underlying asset Correlations	9.95%~36.35% (21.55)%~100%

			342,035

			~~W~~8,276,325

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of June 30, 2017 and December 31, 2016.

	2017
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Financial assets designated at fair value through profit or loss	~~W~~	1,935	(2,160)
Derivative assets		18,115	(18,445)

		20,050	(20,605)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		57,926	(33,267)

	~~W~~	77,976	(53,872)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	79,848	(67,679)
Derivative liabilities		52,747	(52,206)

	~~W~~	132,595	(119,885)

	2016
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Financial assets designated at fair value through profit or loss	~~W~~	2,737	(3,260)
Derivative assets		38,746	(17,927)

		41,483	(21,187)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		59,782	(34,830)

	~~W~~	101,265	(56,017)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	80,057	(108,955)
Derivative liabilities		80,589	(49,740)

	~~W~~	160,646	(158,695)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%) or correlations (-10~10%).
(*2)	Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Financial instruments measured at amortized cost

•	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is based on the published price quotations in an active market. In case there is no observable market price, it is measured by discounting the contractual cash flows at the market interest rate that takes into account the residual risk.

Deposits and borrowings	The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and the fair value of financial instruments measured at amortized cost as of June 30, 2017 and December 31, 2016 are as follows:

	2017			2016
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Loans	~~W~~	262,448,970	264,113,631	259,010,575	260,900,185
Held-to-maturity financial assets		21,928,681	22,711,563	19,805,084	20,732,400
Other financial assets		18,527,988	18,551,738	13,975,889	13,994,180

	~~W~~	302,905,639	305,376,932	292,791,548	295,626,765

Liabilities:
Deposits	~~W~~	238,010,007	237,983,253	235,137,958	235,175,778
Borrowings		28,755,963	28,781,690	25,294,241	25,340,042
Debt securities issued		47,714,024	47,934,353	44,326,785	44,651,811
Other financial liabilities		24,408,071	24,385,514	16,848,941	16,813,145

	~~W~~	338,888,065	339,084,810	321,607,925	321,980,776

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of June 30, 2017 and December 31, 2016 are as follows:

	2017
	Level 1		Level 2	Level 3	Total
Assets:
Loans	~~W~~	10,974	2,491,740	261,610,917	264,113,631
Held-to-maturity financial assets		7,748,207	14,963,356	—	22,711,563
Other financial assets		338,693	13,020,166	5,192,879	18,551,738

	~~W~~	8,097,874	30,475,262	266,803,796	305,376,932

Liabilities:
Deposits	~~W~~	2,756,823	101,797,506	133,428,924	237,983,253
Borrowings		6,271,978	844,391	21,665,321	28,781,690
Debt securities issued in won		—	31,244,509	16,689,844	47,934,353
Other financial liabilities		346,174	10,117,642	13,921,698	24,385,514

	~~W~~	9,374,975	144,004,048	185,705,787	339,084,810

	2016
	Level 1		Level 2	Level 3	Total
Assets:
Loans	~~W~~	11,236	2,019,178	258,869,771	260,900,185
Held-to-maturity financial assets		7,658,696	13,073,704	—	20,732,400
Other financial assets		32,952	9,882,610	4,078,618	13,994,180

	~~W~~	7,702,884	24,975,492	262,948,389	295,626,765

Liabilities:
Deposits	~~W~~	2,584,682	95,123,504	137,467,592	235,175,778
Borrowings		6,116,774	812,184	18,411,084	25,340,042
Debt securities issued in won		—	28,927,528	15,724,283	44,651,811
Other financial liabilities		37,061	4,741,882	12,034,202	16,813,145

	~~W~~	8,738,517	129,605,098	183,637,161	321,980,776

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as June 30, 2017 and December 31, 2016 are as follows:

	2017
	Trading assets		FVTPL assets	AFS	HTM	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	—	—	—	—	20,424,044	—	20,424,044
Trading assets		31,389,614	—	—	—	—	—	31,389,614
Financial assets designated at FVTPL		—	3,594,760	—	—	—	—	3,594,760
Derivatives		1,573,472	—	—	—	—	97,005	1,670,477
Loans		—	—	—	—	262,448,970	—	262,448,970
AFS financial assets		—	—	40,287,582	—	—	—	40,287,582
HTM financial assets		—	—	—	21,928,681	—	—	21,928,681
Other		—	—	—	—	18,527,988	—	18,527,988

	~~W~~	32,963,086	3,594,760	40,287,582	21,928,681	301,401,002	97,005	400,272,116

	2017
	Trading liabilities		FVTPL liabilities	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	238,010,007	—	238,010,007
Trading liabilities		2,353,756	—	—	—	2,353,756
Financial liabilities designated at FVTPL		—	9,145,279	—	—	9,145,279
Derivatives		1,464,772	—	—	422,830	1,887,602
Borrowings		—	—	28,755,963	—	28,755,963
Debt securities issued		—	—	47,714,024	—	47,714,024
Other		—	—	24,408,071	—	24,408,071

	~~W~~	3,818,528	9,145,279	338,888,065	422,830	352,274,702

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2016
	Trading assets		FVTPL assets	AFS	HTM	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	—	—	—	—	19,181,165	—	19,181,165
Trading assets		26,695,953	—	—	—	—	—	26,695,953
Financial assets designated at FVTPL		—	3,416,102	—	—	—	—	3,416,102
Derivatives		2,826,642	—	—	—	—	176,217	3,002,859
Loans		—	—	—	—	259,010,575	—	259,010,575
AFS financial assets		—	—	37,662,691	—	—	—	37,662,691
HTM financial assets		—	—	—	19,805,084	—	—	19,805,084
Other		—	—	—	—	13,975,889	—	13,975,889

	~~W~~	29,522,595	3,416,102	37,662,691	19,805,084	292,167,629	176,217	382,750,318

	2016
	Trading liabilities		FVTPL liabilities	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	235,137,958	—	235,137,958
Trading liabilities		1,976,760	—	—	—	1,976,760
Financial liabilities designated at FVTPL		—	9,233,642	—	—	9,233,642
Derivatives		3,074,814	—	—	453,430	3,528,244
Borrowings		—	—	25,294,241	—	25,294,241
Debt securities issued		—	—	44,326,785	—	44,326,785
Other		—	—	16,848,941	—	16,848,941

	~~W~~	5,051,574	9,233,642	321,607,925	453,430	336,346,571

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

5.	Change in subsidiaries

(a) Change in consolidated subsidiaries for the year ended December 31, 2016 are as follows:

	Company	Description

Included	Shinhan Microfinance Co., Ltd.	Newly established subsidiary

”	PT Shinhan Sekuritas Indonesia	Acquisition

Excluded	PT Centratama Nasional Bank	Business combination under common control

”	HKC&T Co., Ltd.	Liquidation

There were no changes in 2017. Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

6.	Operating segments

(a) Segment information

The general descriptions by operating segments as of June 30, 2017 are as follows:

Segment	Description

Banking	The banking segment offers commercial banking services such as lending to and receiving deposits from corporations and individuals and also includes securities investing and trading and derivatives trading primarily through domestic and overseas bank branches and subsidiaries.

Credit card	The credit card segment primarily consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.

Securities	Securities segment comprise securities trading, underwriting and brokerage services.

Life insurance	Life insurance segment consists of life insurance services provided by Shinhan Life Insurance.

Others	Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(b)	The following tables provide information of income and expense for each operating segment for the six-month periods ended June 30, 2017 and 2016.

	2017
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	2,437,596	739,379	224,126	353,819	25,904	3,082	3,783,906
Net fees and commission income		388,851	187,551	137,978	23,098	87,252	(53)	824,677
Impairment losses on financial assets		(134,539)	(103,947)	(2,637)	(943)	(10,856)	4,139	(248,783)
General and administrative expenses		(1,373,684)	(364,791)	(217,836)	(108,515)	(109,239)	30,898	(2,143,167)
Other income (expense), net		19,595	438,127	(31,420)	(168,448)	33,050	(53,741)	237,163

Operating income		1,337,819	896,319	110,211	99,011	26,111	(15,675)	2,453,796
Equity method income (loss)		2,816	—	5,858	(477)	5,337	115	13,649
Income tax expense		304,606	211,087	28,628	21,513	17,713	2,529	586,076

Profit for the period	~~W~~	1,064,340	685,309	93,782	75,701	14,926	(24,902)	1,909,156

Controlling interest	~~W~~	1,064,260	686,781	93,776	75,701	14,926	(46,314)	1,889,130
Non-controlling interests		80	(1,472)	6	—	—	21,412	20,026

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	~~W~~	2,211,426	729,093	194,207	352,344	(3,909)	3,547	3,486,708
Net fees and commission income		343,343	221,281	128,104	10,554	83,937	913	788,132
Impairment losses on financial assets		(467,936)	(152,799)	(3,699)	(4,620)	(31,033)	(632)	(660,719)
General and administrative expenses		(1,358,616)	(402,480)	(212,813)	(111,689)	(103,942)	28,139	(2,161,401)
Other income (expense), net		199,233	117,342	(45,593)	(170,441)	24,033	(31,685)	92,889

Operating income		927,450	512,437	60,206	76,148	(30,914)	282	1,545,609
Equity method income (loss)		2,670	—	(205)	(604)	2,360	(461)	3,760
Income tax expense (benefit)		(26,059)	115,889	12,972	(11,517)	7,701	1,450	100,436

Profit (loss) for the period	~~W~~	994,795	400,442	50,552	87,584	(37,011)	(8,242)	1,488,120

Controlling interest	~~W~~	994,852	400,460	50,552	87,584	(37,011)	(41,646)	1,454,791
Non-controlling interests		(57)	(18)	—	—	—	33,404	33,329

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(c)	The following tables provide information of net interest income (expense) of each operating segment for the six-month periods ended June 30, 2017 and 2016.

	2017
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	2,440,426	748,211	221,821	353,634	19,814	—	3,783,906
Internal transactions		(2,830)	(8,832)	2,305	185	6,090	3,082	—

	~~W~~	2,437,596	739,379	224,126	353,819	25,904	3,082	3,783,906

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	2,214,746	741,964	196,938	352,141	(19,081)	—	3,486,708
Internal transactions		(3,320)	(12,871)	(2,731)	203	15,172	3,547	—

	~~W~~	2,211,426	729,093	194,207	352,344	(3,909)	3,547	3,486,708

(d)	The following tables provide information of net fees and commission income of each operating segment for the six-month periods ended June 30, 2017 and 2016.

	2017
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	417,810	181,419	142,066	26,688	56,694	—	824,677
Internal transactions		(28,959)	6,132	(4,088)	(3,590)	30,558	(53)	—

	~~W~~	388,851	187,551	137,978	23,098	87,252	(53)	824,677

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	356,450	230,845	131,795	14,349	54,693	—	788,132
Internal transactions		(13,107)	(9,564)	(3,691)	(3,795)	29,244	913	—

	~~W~~	343,343	221,281	128,104	10,554	83,937	913	788,132

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

7.	Restricted due from banks

(a)	Restricted due from banks as of June 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Deposits denominated in won:
Reserve deposits	~~W~~	6,382,344	2,857,672
Other (*)		3,120,635	4,868,867

		9,502,979	7,726,539

Deposits denominated in foreign currency		1,043,456	1,379,514

	~~W~~	10,546,435	9,106,053

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

8.	Trading assets

Trading assets as of June 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Debt securities:
Governments	~~W~~	4,232,838	4,337,224
Financial institutions		7,436,061	7,461,375
Corporations		5,406,476	4,342,496
Commercial papers		4,312,834	4,350,252
CMA (*)		2,430,063	1,793,312
Others		409,320	105,905

		24,227,592	22,390,564
Equity securities:
Stocks		973,448	703,467
Equity investments		24,449	—
Beneficiary certificates		5,852,465	3,233,937
Others		121,141	120,140

		6,971,503	4,057,544
Other
Gold deposits		190,519	247,845

	~~W~~	31,389,614	26,695,953

(*)	CMA : Cash management account deposits

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

9.	Financial asset designated at fair value through profit or loss

Financial asset designated at fair value through profit or loss as of June 30, 2017 and December 31, 2016 are as follows:

	2017		2016	Reason for designation
Debt securities	~~W~~	2,118,420	1,908,342	Evaluation and management on a fair value basis, accounting mismatch
Equity securities (*)		1,265,288	1,187,916	Evaluation and management on a fair value basis, accounting mismatch
Others		211,052	319,844	Combined instrument

	~~W~~	3,594,760	3,416,102

(*)	Restricted reserve for claims of customers’ deposits (trusts) as of June 30, 2017 and December 31, 2016 are ~~W~~958,077 million and ~~W~~862,837 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

10.	Derivatives

(a)	The notional amounts of derivatives as of June 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	94,094,220	92,309,997
Currency swaps		29,013,199	27,460,485
Currency options		942,446	1,210,658

		124,049,865	120,981,140
Exchange traded:
Currency futures		904,095	739,186

		124,953,960	121,720,326

Interest rates related:
Over the counter:
Interest rate swaps		32,486,452	53,104,809
Interest rate options		700,000	1,014,000

		33,186,452	54,118,809
Exchange traded:
Interest rate futures		1,617,872	2,099,017
Interest rate swaps (*)		47,207,688	27,658,703

		48,825,560	29,757,720

		82,012,012	83,876,529

Credit related:
Over the counter:
Credit swaps		1,588,051	1,244,502
Equity related:
Over the counter:
Equity swaps and forwards		4,708,758	12,187,176
Equity options		1,389,490	1,228,114

		6,098,248	13,415,290
Exchange traded:
Equity futures		594,639	492,562
Equity options		4,907,268	2,213,162

		5,501,907	2,705,724

		11,600,155	16,121,014

Commodity related:
Over the counter:
Commodity swaps and forwards		1,207,683	892,003
Commodity options		84	11,876

		1,207,767	903,879
Exchange traded:
Commodity futures		425,960	114,927

		1,633,727	1,018,806

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(a)	The notional amounts of derivatives as of June 30, 2017 and December 31, 2016 are as follows (continued):

	2017		2016
Hedge:
Currency forwards	~~W~~	2,175,978	2,036,187
Currency swaps		3,528,205	2,765,653
Interest rate swaps		8,396,258	7,631,505

		14,100,441	12,433,345

	~~W~~	235,888,346	236,414,522

(*)	The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(b)	Fair values of derivative instruments as of June 30, 2017 and December 31, 2016 are as follows:

	2017			2016
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	766,220	679,788	1,722,096	1,623,325
Currency swaps		377,414	387,978	698,220	766,252
Currency options		3,082	6,707	12,347	9,422

		1,146,716	1,074,473	2,432,663	2,398,999
Exchange traded:
Currency futures		1,201	1,706	—	4

		1,147,917	1,076,179	2,432,663	2,399,003

Interest rates related:
Over the counter:
Interest rate swaps		229,022	243,358	290,074	340,409
Interest rate options		1,129	2,710	7,807	8,367

		230,151	246,068	297,881	348,776
Exchange traded:
Interest rate futures		1,000	427	1,439	212

		231,151	246,495	299,320	348,988

Credit related:
Over the counter:
Credit swaps		14,580	4,867	13,365	6,095
Equity related:
Over the counter:
Equity swaps and forwards		66,458	57,665	25,378	250,879
Equity options		73,101	8,103	38,156	6,212

		139,559	65,768	63,534	257,091
Exchange traded:
Equity futures		1,619	49	683	57
Equity options		32,298	40,730	13,084	12,215

		33,917	40,779	13,767	12,272

		173,476	106,547	77,301	269,363

Commodity related:
Over the counter:
Commodity swaps and forwards		1,636	29,366	1,778	49,702
Commodity options		—	—	105	22

		1,636	29,366	1,883	49,724
Exchange traded:
Commodity futures		4,712	1,318	2,110	1,641

		6,348	30,684	3,993	51,365

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(b)	Fair values of derivative instruments as of June 30, 2017 and December 31, 2016 are as follows (continued):

	2017			2016
	Assets		Liabilities	Assets	Liabilities
Hedge:
Currency forwards	~~W~~	15,921	19,327	5,646	81,829
Currency swaps		67,227	77,601	155,386	36,077
Interest rate swaps		13,857	325,902	15,185	335,524

		97,005	422,830	176,217	453,430

	~~W~~	1,670,477	1,887,602	3,002,859	3,528,244

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Six-month period	Three-month period	Six-month period
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	(60,396)	49,462	4,370	24,386
Currency swaps		10,033	(1,120)	(7,335)	24,806
Currency options		11,794	(225)	1,371	(1,740)

		(38,569)	48,117	(1,594)	47,452
Exchange traded:
Currency futures		(325)	(505)	54	(38)

		(38,894)	47,612	(1,540)	47,414

Interest rates related:
Over the counter:
Interest rate swaps		(64,061)	871	(19,052)	(22,294)
Interest rate options		(241)	851	(749)	(1,667)

		(64,302)	1,722	(19,801)	(23,961)
Exchange traded:
Interest rate futures		1,963	2,758	(3,622)	(3,850)

		(62,339)	4,480	(23,423)	(27,811)

Credit related:
Over the counter:
Credit swaps		(8,192)	(808)	9,570	10,345
Equity related:
Over the counter:
Equity swap and forwards		7,968	208,046	(139,235)	(306,623)
Equity options		14,226	24,962	5,397	4,290

		22,194	233,008	(133,838)	(302,333)
Exchange traded:
Equity futures		1,437	1,554	(2,327)	1,159
Equity options		4,883	2,984	52	(2,983)

		6,320	4,538	(2,275)	(1,824)

		28,514	237,546	(136,113)	(304,157)

Commodity related:
Over the counter:
Commodity swaps and forwards		(13,396)	(3,015)	2,668	17,441
Commodity options		—	(11)	6	(76)

		(13,396)	(3,026)	2,674	17,365
Exchange traded:
Commodity futures		(53)	3,392	2,083	(42)
Commodity options		2	—	—	—

		(51)	3,392	2,083	(42)

		(13,447)	366	4,757	17,323

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows (continued):

	2017			2016
	Three-month period		Six-month period	Three-month period	Six-month period
Hedge:
Currency forwards	~~W~~	(69,211)	52,948	(11,351)	6,141
Currency swaps		12,025	(132,634)	9,652	(39,391)
Interest rate swaps		(3,428)	(9,503)	4,960	63,808

		(60,614)	(89,189)	3,261	30,558

	~~W~~	(154,972)	200,007	(143,488)	(226,328)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

11.	Loans

(a)	Loans as of June 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Household loans	~~W~~	105,093,833	104,184,270
Corporate loans		131,592,329	130,485,094
Public and other		2,106,138	2,153,888
Loans to banks		5,874,441	4,729,836
Card receivables		19,661,448	19,450,421

		264,328,189	261,003,509
Discount		(40,442)	(27,533)
Deferred loan origination costs and fees		374,206	395,394

		264,661,953	261,371,370
Allowance for credit losses		(2,212,983)	(2,360,795)

	~~W~~	262,448,970	259,010,575

(b)	Changes in the allowance for credit losses for the six-month period ended June 30, 2017 and the year ended December 31, 2016 were as follows:

	2017				2016
	Loans		Other (*2)	Total	Loans	Other (*2)	Total
Beginning balance	~~W~~	2,360,795	66,896	2,427,691	2,318,416	79,839	2,398,255
Provision for allowance		225,418	4,381	229,799	1,102,781	4,851	1,107,632
Write-offs		(424,551)	(8,440)	(432,991)	(1,290,831)	(16,204)	(1,307,035)
Effect of discounting (*1)		(8,062)	—	(8,062)	(24,150)	—	(24,150)
Disposal		(45,128)	—	(45,128)	(78,268)	—	(78,268)
Recoveries		151,747	552	152,299	336,665	2,227	338,892
Others (*3)		(47,236)	(5)	(47,241)	(3,818)	(3,817)	(7,635)

Ending balance	~~W~~	2,212,983	63,384	2,276,367	2,360,795	66,896	2,427,691

(*1)	Interest income from impaired financial assets
(*2)	Included allowance for due from banks and other assets
(*3)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

12.	Available-for-sale financial assets and held-to-maturity financial assets
(a)	Available-for-sale financial assets and held-to-maturity financial assets as of June 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Available-for-sale financial assets:
Debt securities:
Government bonds	~~W~~	7,179,350	5,308,247
Financial institution bonds		16,851,511	17,224,603
Corporate bonds and others		11,285,492	10,289,221

		35,316,353	32,822,071
Equity securities (*1):
Stocks		1,376,625	1,663,951
Equity investments		698,500	625,632
Beneficiary certificates		2,853,982	2,470,555
Others		42,122	80,482

		4,971,229	4,840,620

		40,287,582	37,662,691

Held-to-maturity financial assets:
Debt securities:
Government bonds		12,710,710	11,514,671
Financial institutions bonds		2,370,093	2,092,476
Corporate bonds		6,847,878	6,197,937

		21,928,681	19,805,084

	~~W~~	62,216,263	57,467,775

(*1)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ~~W~~118,543 million and ~~W~~131,143 million as of June 30, 2017 and December 31, 2016, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Six-month period	Three-month period	Six-month period
Gain on sale of available-for-sale financial assets	~~W~~	201,074	267,834	309,882	386,432
Loss on sale of available-for-sale financial assets		(3,866)	(16,903)	(7,286)	(31,860)

	~~W~~	197,208	250,931	302,596	354,572

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates
(a)	Investments in associates as of June 30, 2017 and December 31, 2016 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2017	2016
BNP Paribas Cardif Life Insurance (*1)(*3)	Korea	March 31	14.99	14.99
Aju Capital Co., Ltd. (*9)	”	—	—	12.85
Pohang TechnoPark 2PFV (*2)	”	June 30	14.90	14.90
Daewontos Co., Ltd. (*1)(*4)	”	March 31	36.33	36.33
Inhee Co., Ltd. (*1)(*4)	”	”	15.36	15.36
DAEGY Electrical Construction Co., LTD. (*1)(*4)	”	”	27.45	27.45
YEONWOONG SYSTEM (*1)(*4)	”	”	21.77	21.77
DOODOO LOGITECH (*1)(*4)	”	”	27.96	27.96
Neoplux Technology Valuation Investment Fund (*1)	”	”	33.33	33.33
EQP Global Energy Infrastructure Private Equity Fund (*9)	”	—	—	22.64
JAEYOUNG SOLUTEC CO., LTD. (*1)(*4)(*5)	”	March 31	9.61	10.45
Partners 4th Growth Investment Fund (*1)	”	”	25.00	25.00
PSA 1st Fintech Private Equity Fund (*1)	”	”	25.00	25.00
KTB Newlake Global Healthcare PEF (*1)	”	”	30.00	30.00
JAEYANG INDUSTRY (*1)(*4)	”	”	25.90	25.90
Tigris-Aurum Fund I (*1)	”	”	27.27	27.27
Treenkid (*10)	”	—	—	23.72
Chungyoung INC (*1)(*4)	”	March 31	18.94	18.94
Semantic (*10)	”	—	—	19.25
DAEKWANG SEMICONDUCTOR CO., LTD. (*1)(*4)	”	March 31	20.94	20.94
Branbuil CO., LTD. (*4)(*11)	”	December 31	15.53	15.53
Songrim Co., Ltd. (*1)(*4)	”	March 31	35.34	—
Shinhan-Albatross Technology Investment Fund	”	June 30	50.00	—
Loggia (*6)(*11)	”	December 31	16.29	—
SHC-IMM New Growth Fund (*7)	”	June 30	64.52	64.52
QCP New Technology Fund 20th	”	”	47.17	47.17
STI-New Growth Engines Investment Partnership	”	”	50.00	50.00
Shinhan K2 Secondary Fund (*9)	”	—	—	10.75
TS2013-6 M&A Investment Fund	”	June 30	25.00	25.00
Dream High Fund III (*7)	”	”	54.55	54.55
SP New Technology Business investment Fund I	”	”	23.26	23.26
Albatross Growth Fund	”	”	36.36	36.36
Asia Pacific No.39 Ship Investment Co., Ltd.	”	”	50.00	50.00
Midas Dong-A Snowball Venture Fund (*7)	”	”	53.33	53.33
IBKS-Shinhan Creative Economy New Technology Fund (*6)	”	”	5.00	5.00
SM New Technology Business Investment Fund I	”	”	36.36	36.36
SHC-Aju 4th	”	”	21.98	21.98
KCLAVIS Meister Fund No.4	”	”	20.00	20.00
KCLAVIS Meister Fund No.5	”	”	23.26	23.26
KCLAVIS Meister Fund No.2	”	”	38.83	38.83
Midas Dong-A Snowball Venture Fund 2	”	”	25.00	25.00
EN-Tigris Fund 1	”	”	47.62	47.62
IBKS-Shinhan Creative Economy New Technology Fund II (*6)	”	”	4.55	4.55

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2017	2016
KCLAVIS Meister Fund No.10	Korea	June 30	21.28	21.28
KCLAVIS Meister Fund No.9	”	”	34.48	34.48
KCLAVIS Meister Fund No.14	”	”	33.33	33.33
KCLAVIS Meister Fund No.17	”	”	26.09	26.09
Richmond Private Yong in Retail Facility Real Estate Fund No.1	”	”	42.00	—
House Eco Private Placement Special Asset Fund No.1	”	”	26.67	—
KTB Confidence Private Placement	”	”	25.08	—
JBUS Fintech Income Professional Private Trust No.2	”	”	20.00	—
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	”	”	23.89	—
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund	”	”	20.16	—
Korea Alternative Source Professional Private Investment Trust No.6	”	”	20.00	—
Hyundai Season Mezzanine Professional Private Investment Trust No.4	”	”	29.60	—
Pine Asia Unsecured Individual Rehabilitation Bond Fund 9	”	”	49.84	—
Brain Professional Private Trust No.6	”	”	21.05	—
Pine Asia Unsecured Individual Rehabilitation Bond Fund 15 (*7)	”	”	97.94	—
Korea Investment Mezzanine Professional Private Investment Trust No.1	”	”	50.00	—
Brain Professional Private Trust No.12	”	”	48.19	—
Hyundai Invest BMC Professional Private Trust No.18	”	”	20.00	—
Pine Asia Unsecured Individual Rehabilitation Bond Fund 8	”	”	22.85	—
Hana UBS Professional Private Trust	”	”	43.63	—
SG No.9 Corporate Recovery Private Equity Fund	”	”	26.49	26.49
Plutus-SG Private Equity Fund	”	”	26.67	26.67
SG ARGES Private Equity Fund No.1	”	”	24.06	24.06
OST Progress- 2 Fund	”	”	27.62	27.62
Eum Private Equity Fund No.3	”	”	20.76	20.76
Smart 2nd Private Equity Fund	”	”	20.00	—
APC Fund	Cayman Islands	”	25.18	25.18
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Korea	”	50.00	50.00
Shinhan Praxis K-Growth Global Private Equity Fund (*6)	”	”	18.87	18.87
Credian Healthcare Private Equity Fund II	”	”	34.07	34.07
Kiwoom Milestone Professional Private Real Estate Trust 19	”	”	50.00	50.00
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3	”	”	21.28	21.28
Brain Professional Private Trust No.4	”	”	27.50	27.49
Hanhwa US Equity Strategy Private Real Estate Fund No.1	”	”	44.84	44.84
Brain KS Qualified Privately Placed Fund No.6	”	”	30.00	50.00
M360 CRE Income Fund(*7)	USA	May 31	81.64	42.83

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2017	2016
Shinhan Ninetree Fund 1	Korea	June 30	21.81	—
JB POWER Fund 6 (*7)	”	”	55.45	—
Shinhan Global Healthcare Fund 1 (*6)	”	”	10.83	—
Brain Asset Management PN Private Investment Trust Fund 13	”	”	41.10	—
Orion Mezzanine Private Investment Trust 4	”	”	41.67	—
JB Power TL Investment Type Private Placement Special Asset Fund 7	”	”	33.33	—
Bros Investment O Hedge Fund 1 (*7)	”	”	94.34	—
BNP Paribas Cardif General Insurance (*1)(*2)	”	March 31	10.00	10.00
SHBNPP Private Korea Equity Long-Short Professional Feeder	”	June 30	26.15	15.88
SHBNPP Private Multi Strategy Professional Feeder No.1 (*9)	”	—	—	29.55
Shinhan-Stonebridge Petro PEF (*6)	”	June 30	1.82	1.82
Lodestone 1st Private Equity Fund (*8)	”	—	26.06	—
Axis Global Growth New Technology Investment Association	”	June 30	31.85	—
Quantum-Nvestor Fund No.1	”	”	25.00	—

(*1)	Financial statements as of March 31, 2017 were used for the equity method since the financial statements as of June 30, 2017 were not available. Significant trades and events occurred within the period were properly reflected.
(*2)	The Group applies the equity method accounting as the Group has significant influence on the financial and operating policies of the investee through the ability to elect investees’ board members and representation in decision making bodies of the investee.
(*3)	The Group has a significant influence on the investees through important business transactions.
(*4)	The shares of the investees were acquired by debt-equity swap. The Group reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.
(*5)	Although the ownership interests in JAEYOUNG SOLUTEC CO., LTD. were less than 15%, the Group used the equity method as the investee should consult with the Group when the investee decides major management decision such as dividend, business planning or business transfer.
(*6)	As a managing partner, the Group has a significant influence over the investees.
(*7)	As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.
(*8)	The acquisition amount were used for the equity method since the financial statements as of June 30, 2017 were not available.
(*9)	The associates were disposed or reclassified.
(*10)	The associate was excluded from the equity method accounting due to bankruptcy proceedings.
(*11)	The latest financial statements were used for the equity method since the financial statements as of March 31, 2017 were not available. Significant trades and events occurred within the period were properly reflected.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(b)	Changes in investments in associates for the six-month period ended June 30, 2017 and December 31, 2016 were as follows:

	2017
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Transfer out	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	60,213	(254)	2,366	(8,334)	—	—	53,991
Aju Capital Co., Ltd.		40,836	(1,849)	437	158	—	(39,582)	—
Pohang TechnoPark 2PFV		1,975	—	—	—	—	—	1,975
Daewontos Co., Ltd. (*2)		—	—	—	—	—	—	—
Inhee Co., Ltd.		215	—	60	—	—	—	275
DAEGY Electrical Construction Co., LTD.		128	—	(9)	—	—	—	119
YEONWOONG SYSTEM		77	—	—	—	—	—	77
DOODOO LOGITECH		247	—	(66)	—	—	—	181
Neoplux Technology Valuation Investment Fund		7,526	1,890	1,747	—	—	—	11,163
EQP Global Energy Infrastructure Private Equity Fund		—	—	—	—	—	—	—
JAEYOUNG SOLUTEC CO., LTD. (*1)		5,736	—	(188)	269	—	—	5,817
Partners 4th Growth Investment Fund		4,555	4,240	(209)	—	—	—	8,586
PSA 1st Fintech Private Equity Fund		2,456	—	(25)	—	—	—	2,431
KTB Newlake Global Healthcare PEF		1,168	—	(129)	—	—	—	1,039
JAEYANG INDUSTRY (*2)		—	—	—	—	—	—	—
Tigris-Aurum Fund I		1,481	—	(22)	—	—	—	1,459
Treenkid		79	—	—	(79)	—	—	—
Chungyoung INC (*2)		—	—	—	—	—	—	—
Semantic		249	—	(462)	213	—	—	—
DAEKWANG SEMICONDUCTOR CO., LTD.		4,776	—	(679)	—	—	—	4,097
Branbuil CO., LTD. (*2)		—	—	—	—	—	—	—
Songrim Co., Ltd.		—	11	57	—	—	—	68
Shinhan-Albatross Technology Investment Fund		—	3,000	(153)	—	—	—	2,847
Loggia		—	37	—	—	—	—	37
SHC-IMM New Growth Fund		2,295	(115)	64	—	—	—	2,244
QCP New Technology Fund 20th		2	—	—	—	—	—	2
STI-New Growth Engines Investment Partnership		1,973	—	(43)	—	—	—	1,930
Shinhan K2 Secondary Fund		938	(727)	(211)	—	—	—	—
TS2013-6 M&A Investment Fund		1,874	(3,560)	1,686	—	—	—	—
Dream High Fund III		3,144	—	(100)	(711)	—	—	2,333

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2017
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Transfer out	Ending balance
SP New Technology Business investment Fund I	~~W~~	1,954	—	(11)	—	—	—	1,943
Albatross Growth Fund		1,572	(1,381)	574	(765)	—	—	—
Asia Pacific No.39 Ship Investment Co., Ltd.		5,176	(405)	149	8	—	—	4,928
Midas Dong-A Snowball Venture Fund		1,258	(83)	(7)	—	—	—	1,168
IBKS-Shinhan Creative Economy New Technology Fund		259	—	—	—	—	—	259
SM New Technology Business Investment Fund I		1,846	—	3	—	—	—	1,849
SHC-Aju 4th		2,085	(320)	103	22	—	—	1,890
KCLAVIS Meister Fund No.4		511	—	6	—	—	—	517
KCLAVIS Meister Fund No.5		494	—	(4)	—	—	—	490
KCLAVIS Meister Fund No.2		1,984	—	(10)	—	—	—	1,974
Midas Dong-A Snowball Venture Fund 2		1,787	—	(26)	—	—	—	1,761
EN-Tigris Fund 1		1,971	—	502	—	—	—	2,473
IBKS-Shinhan Creative Economy New Technology Fund II		90	—	(1)	—	—	—	89
KCLAVIS Meister Fund No.10		995	(584)	66	—	—	—	477
KCLAVIS Meister Fund No.9		468	—	11	—	—	—	479
KCLAVIS Meister Fund No.14		499	(522)	23	—	—	—	—
KCLAVIS Meister Fund No.17		2,989	—	(29)	—	—	—	2,960
Richmond Private Yong in Retail Facility Real Estate Fund No.1		—	7,514	445	—	—	—	7,959
House Eco Private Placement Special Asset Fund No.1		—	1,086	155	—	—	—	1,241
KTB Confidence Private Placement		—	5,093	207	—	—	—	5,300
JBUS Fintech Income Professional Private Trust No.2		—	1,934	71	—	—	—	2,005
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		—	7,278	153	—	—	—	7,431
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		—	8,189	202	—	—	—	8,391
Korea Alternative Source Professional Private Investment Trust No.6		—	550	50	—	—	—	600
Hyundai Season Mezzanine Professional Private Investment Trust No.4		—	2,000	(1)	—	—	—	1,999

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2017
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Transfer out	Ending balance
Pine Asia Unsecured Individual Rehabilitation Bond Fund 9	~~W~~	—	1,920	194	—	—	—	2,114
Brain Professional Private Trust No.6		—	2,000	61	—	—	—	2,061
Pine Asia Unsecured Individual Rehabilitation Bond Fund 15		—	2,318	71	—	—	—	2,389
Korea Investment Mezzanine Professional Private Investment Trust No.1		—	4,802	73	—	—	—	4,875
Brain Professional Private Trust No.12		—	2,000	—	—	—	—	2,000
Hyundai Invest BMC Professional Private Trust No.18		—	2,930	18	—	—	—	2,948
Pine Asia Unsecured Individual Rehabilitation Bond Fund 8		—	5,973	25	—	—	—	5,998
Hana UBS Professional Private Trust		—	5,000	182	—	—	—	5,182
SG No.9 Corporate Recovery Private Equity Fund		3,982	(44)	39	—	—	—	3,977
Plutus-SG Private Equity Fund		4,299	(66)	28	—	—	—	4,261
SG ARGES Private Equity Fund No.1		8,976	(144)	94	—	—	—	8,926
OST Progress- 2 Fund		1,460	1,500	(32)	—	—	—	2,928
Eum Private Equity Fund No.3		5,933	(254)	297	—	—	—	5,976
Smart 2nd Private Equity Fund		—	3,000	(47)	—	—	—	2,953
APC Fund		11,579	160	(199)	(742)	28	—	10,826
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		464	(1)	1	—	—	—	464
Shinhan Praxis K-Growth Global Private Equity Fund		13,533	3,774	(315)	331	—	—	17,323
Credian Healthcare Private Equity Fund II		4,087	—	4	(70)	—	—	4,021
Kiwoom Milestone Professional Private Real Estate Trust 19		10,761	(55)	(216)	—	—	—	10,490
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		21,237	(575)	1,157	(272)	—	—	21,547
Brain Professional Private Trust No.4		5,316	—	131	2	—	—	5,449
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,764	(857)	1,090	(496)	—	—	25,501

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2017
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Transfer out	Ending balance
Brain KS Qualified Privately Placed Fund No.6	~~W~~	4,896	(2,000)	(11)	25	—	—	2,910
M360 CRE Income Fund		23,167	130,208	2,677	(1,635)	—	—	154,417
Shinhan Ninetree Fund 1		—	10,141	34	—	—	—	10,175
JB POWER Fund 6		—	62,237	381	—	—	—	62,618
Shinhan Global Healthcare Fund 1		—	2,940	—	—	—	—	2,940
Brain Asset Management PN Private Investment Trust Fund 13		—	1,500	54	—	—	—	1,554
Orion Mezzanine Private Investment Trust 4		—	1,500	6	—	—	—	1,506
JB Power TL Investment Type Private Placement Special Asset Fund 7		—	18,762	21	—	—	—	18,783
Bros Investment O Hedge Fund 1		—	5,000	(6)	—	—	—	4,994
BNP Paribas Cardif General Insurance		2,584	2,770	(477)	9	—	—	4,886
SHBNPP Private Korea Equity Long-Short Professional Feeder		14,180	—	1,082	—	—	—	15,262
SHBNPP Private Multi Strategy Professional Feeder No.1		5,014	(5,049)	35	—	—	—	—
Shinhan-Stonebridge Petro PEF		18,487	—	523	—	—	—	19,010
Lodestone 1st Private Equity Fund		—	3,000	—	—	—	—	3,000
Axis Global Growth New Technology Investment Association		—	5,000	(75)	—	—	—	4,925
Quantum-Nvestor Fund No.1		—	1,500	(3)	—	—	—	1,497

	~~W~~	353,600	303,912	13,649	(12,067)	28	(39,582)	619,540

(*1)	The market value of the investment is ~~W~~10,618 million as of June 30, 2017 based on the quoted market price.
(*2)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	57,280	—	(2,495)	5,428	—	60,213
Aju Capital Co., Ltd. (*1)		34,444	(2,588)	9,038	(58)	—	40,836
UAMCO., Ltd.		125,822	(128,827)	2,882	123	—	—
Pohang TechnoPark 2PFV		1,976	—	(1)	—	—	1,975
Daewontos Co., Ltd. (*3)		—	—	—	—	—	—
Inhee Co., Ltd.		254	—	(39)	—	—	215
DAEGY Electrical Construction Co., LTD.		149	—	(21)	—	—	128
Kukdong Engineering & Construction Co., LTD		—	3,478	—	(3,478)	—	—
YEONWOONG SYSTEM		106	—	(29)	—	—	77
DOODOO LOGITECH		384	—	(137)	—	—	247
Neoplux Technology Valuation Investment Fund		1,993	4,768	765	—	—	7,526
EQP Global Energy Infrastructure Private Equity Fund (*3)		—	105	(105)	—	—	—
JAEYOUNG SOLUTEC CO., LTD. (*2)		6,238	—	(504)	2	—	5,736
Partners 4th Growth Investment Fund		1,800	3,080	(325)	—	—	4,555
PSA 1st Fintech Private Equity Fund		2,000	500	(44)	—	—	2,456
KTB Newlake Global Healthcare PEF		—	1,383	(215)	—	—	1,168
JAEYANG INDUSTRY (*3)		—	—	—	—	—	—
Tigris-Aurum Fund I		—	1,500	(19)	—	—	1,481
Treenkid		—	92	(13)	—	—	79
Chungyoung INC		—	—	—	—	—	—
Semantic		—	249	—	—	—	249
DAEKWANG SEMICONDUCTOR CO., LTD.		—	4,776	—	—	—	4,776
Branbuil CO., LTD.		—	183	(183)	—	—	—
SHC-IMM New Growth Fund		3,175	(1,189)	309	—	—	2,295
QCP New Technology Fund 20th		2	—	—	—	—	2
STI-New Growth Engines Investment Partnership		2,763	(1,100)	643	(333)	—	1,973
Shinhan K2 Secondary Fund		2,576	(2,063)	863	(438)	—	938
TS2013-6 M&A Investment Fund		2,116	(213)	(29)	—	—	1,874
Dream High Fund III		1,556	—	171	1,417	—	3,144
OCEAN SUCCESS SHIPPING LIMITED		1,228	(1,592)	443	(79)	—	—
SHC-EN Fund		4,312	(4,942)	630	—	—	—
SP New Technology Business investment Fund I		1,974	—	(20)	—	—	1,954
Albatross Growth Fund		3,341	(727)	347	(1,389)	—	1,572
Asia Pacific No.39 Ship Investment Co., Ltd.		5,085	(837)	342	586	—	5,176

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Beginning Balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Midas Dong-A Snowball Venture Fund	~~W~~	1,202	—	56	—	—	1,258
IBKS-Shinhan Creative Economy New Technology Fund		148	74	37	—	—	259
SH RENTAL SERVICE		61	(62)	1	—	—	—
SM New Technology Business Investment Fund I		1,931	(50)	(35)	—	—	1,846
SHC-Aju 4th		2,000	(920)	322	683	—	2,085
KCLAVIS Meister Fund No.4		—	500	11	—	—	511
KCLAVIS Meister Fund No.5		—	500	(6)	—	—	494
KCLAVIS Meister Fund No.2		—	2,000	(16)	—	—	1,984
Midas Dong-A Snowball Venture Fund 2		—	1,825	(38)	—	—	1,787
EN-Tigris Fund 1		—	2,000	(29)	—	—	1,971
IBKS-Shinhan Creative Economy New Technology Fund II		—	90	—	—	—	90
KCLAVIS Meister Fund No.11		—	(16)	16	—	—	—
KCLAVIS Meister Fund No.10		—	1,000	(5)	—	—	995
KCLAVIS Meister Fund No.9		—	500	(32)	—	—	468
KCLAVIS Meister Fund No.14		—	500	(1)	—	—	499
KCLAVIS Meister Fund No.17		—	3,000	(11)	—	—	2,989
SG No.9 Corporate Recovery Private Equity Fund		—	3,886	96	—	—	3,982
Plutus-SG Private Equity Fund		—	4,338	(39)	—	—	4,299
SG ARGES Private Equity Fund No.1		—	8,955	21	—	—	8,976
OST Progress- 2 Fund		—	1,500	(40)	—	—	1,460
Eum Private Equity Fund No.3		—	5,982	(49)	—	—	5,933
APC Fund		33,715	(4,419)	(7,506)	(2,872)	(7,339)	11,579
BNH-CJ Bio Healthcare Fund		9,095	(12,892)	3,797	—	—	—
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		28,010	(28,631)	1,085	—	—	464
Shinhan Praxis K-Growth Global Private Equity Fund		8,614	4,624	(205)	500	—	13,533
Credian Healthcare Private Equity Fund II		—	4,148	(61)	—	—	4,087
Kiwoom Milestone Professional Private Real Estate Trust 19		—	10,944	(183)	—	—	10,761
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		—	19,144	461	1,632	—	21,237
Brain Professional Private Trust No.4		—	5,000	316	—	—	5,316
Hanhwa US Equity Strategy Private Real Estate Fund No.1		—	25,000	747	17	—	25,764
Brain KS Qualified Privately Placed Fund No.6		—	5,001	(13)	(92)	—	4,896
M360 CRE Income Fund		—	22,992	—	175	—	23,167

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Beginning Balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif General Insurance	~~W~~	1,739	2,045	(1,189)	(11)	—	2,584
SHBNPP Private Korea Equity Long-Short Professional Feeder		28,076	(13,467)	(429)	—	—	14,180
SHBNPP Private Multi Strategy Professional Feeder No.1		—	5,000	14	—	—	5,014
Shinhan-Stonebridge Petro PEF		17,841	(2)	648	—	—	18,487

	~~W~~	393,006	(43,875)	9,995	1,813	(7,339)	353,600

(*1)	The market value of the investment is ~~W~~51,543 million as of December 31, 2016 based on the quoted market price.
(*2)	The market value of the investment is ~~W~~10,466 million as of December 31, 2016 based on the quoted market price.
(*3)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(c)	Condensed statement of financial position information of associates as of June 30, 2017 and December 31, 2016 are as follows:

	2017			2016
Investees	Asset		Liability	Asset	Liability
BNP Paribas Cardif Life Insurance	~~W~~	4,198,043	3,836,790	4,182,208	3,779,257
Aju Capital Co., Ltd.		—	—	6,543,737	5,744,415
Pohang TechnoPark 2PFV		14,658	1,401	14,660	1,401
Daewontos Co., Ltd.		400	2,492	399	2,492
Inhee Co., Ltd.		10,234	8,443	10,713	9,310
DAEGY Electrical Construction Co., LTD.		570	134	659	191
YEONWOONG SYSTEM		498	147	497	146
DOODOO LOGITECH		742	95	891	6
Neoplux Technology Valuation Investment Fund		33,488	—	22,577	—
EQP Global Energy Infrastructure Private Equity Fund		—	—	1	1,376
JAEYOUNG SOLUTEC CO., LTD.		152,723	113,657	155,368	120,184
Partners 4th Growth Investment Fund		34,723	379	18,478	257
PSA 1st Fintech Private Equity Fund		9,770	46	9,825	—
KTB Newlake Global Healthcare PEF		3,158	260	3,805	478
JAEYANG INDUSTRY		2,146	4,717	2,146	4,717
Tigris-Aurum Fund I		5,349	—	5,431	—
Treenkid		—	—	1,193	859
Chungyoung INC		1,637	6,705	2,341	6,753
Semantic		—	—	3,098	1,804
DAEKWANG SEMICONDUCTOR CO., LTD.		30,413	10,845	35,204	12,392
Branbuil CO., LTD.		1,944	2,451	2,177	2,870
Songrim Co., Ltd.		1,782	1,590	—	—
Shinhan-Albatross Technology Investment Fund		5,875	180	—	—
Loggia		1,390	1,160	—	—
SHC-IMM New Growth Fund		3,478	—	3,675	117
QCP New Technology Fund 20th		5	—	5	—
STI-New Growth Engines Investment Partnership		3,905	46	3,945	—
Shinhan K2 Secondary Fund		—	—	8,894	172
TS2013-6 M&A Investment Fund		1,080	1,076	7,651	151
Dream High Fund III		4,282	4	5,765	—
SP New Technology Business investment Fund I		8,355	2	8,418	20
Albatross Growth Fund		—	—	5,237	915
Asia Pacific No.39 Ship Investment Co., Ltd.		9,912	57	10,379	28
Midas Dong-A Snowball Venture Fund		2,192	—	2,379	19
IBKS-Shinhan Creative Economy New Technology Fund		5,184	—	5,201	13
SM New Technology Business Investment Fund I		5,089	—	5,083	3
SHC-Aju 4th		8,621	18	9,508	18
KCLAVIS Meister Fund No.4		2,592	11	2,583	30
KCLAVIS Meister Fund No.5		2,117	10	2,150	26
KCLAVIS Meister Fund No.2		5,098	16	5,150	42
Midas Dong-A Snowball Venture Fund 2		7,046	—	7,199	50
EN-Tigris Fund 1		5,194	—	4,140	1
IBKS-Shinhan Creative Economy New Technology Fund II		1,959	—	1,979	8
KCLAVIS Meister Fund No.10		2,247	1	4,714	37
KCLAVIS Meister Fund No.9		1,400	13	1,362	6
KCLAVIS Meister Fund No.14		—	—	1,507	9
KCLAVIS Meister Fund No.17		11,503	156	11,500	42

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2017			2016
Investees	Asset		Liability	Asset	Liability
Richmond Private Yong in Retail Facility Real Estate Fund No.1	~~W~~	47,571	28,622	—	—
House Eco Private Placement Special Asset Fund No.1		4,659	5	—	—
KTB Confidence Private Placement		42,182	21,052	—	—
JBUS Fintech Income Professional Private Trust No.2		10,023	—	—	—
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		31,106	2	—	—
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,623	2	—	—
Korea Alternative Source Professional Private Investment Trust No.6		3,005	5	—	—
Hyundai Season Mezzanine Professional Private Investment Trust No.4		6,792	40	—	—
Pine Asia Unsecured Individual Rehabilitation Bond Fund 9		4,241	1	—	—
Brain Professional Private Trust No.6		9,793	—	—	—
Pine Asia Unsecured Individual Rehabilitation Bond Fund 15		2,440	1	—	—
Korea Investment Mezzanine Professional Private Investment Trust No.1		9,749	—	—	—
Brain Professional Private Trust No.12		4,156	6	—	—
Hyundai Invest BMC Professional Private Trust No.18		14,747	5	—	—
Pine Asia Unsecured Individual Rehabilitation Bond Fund 8		26,264	13	—	—
Hana UBS Professional Private Trust		11,958	83	—	—
SG No.9 Corporate Recovery Private Equity Fund		15,050	37	15,069	38
Plutus-SG Private Equity Fund		16,044	68	16,188	68
SG ARGES Private Equity Fund No.1		37,184	90	37,392	91
OST Progress- 2 Fund		10,875	273	5,437	150
Eum Private Equity Fund No.3		28,793	4	28,584	4
Smart 2nd Private Equity Fund		14,814	51	—	—
APC Fund		43,052	60	46,043	65
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		927	—	928	1
Shinhan Praxis K-Growth Global Private Equity Fund		92,181	372	72,075	350
Credian Healthcare Private Equity Fund II		11,845	47	12,040	47
Kiwoom Milestone Professional Private Real Estate Trust 19		57,315	36,336	57,692	36,169
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		101,332	85	99,794	3
Brain Professional Private Trust No.4		20,973	1,159	19,384	46
Hanhwa US Equity Strategy Private Real Estate Fund No.1		57,946	1,077	59,781	2,327
Brain KS Qualified Privately Placed Fund No.6		9,702	—	9,794	1
M360 CRE Income Fund		189,382	67	60,261	6,167
Shinhan Ninetree Fund 1		144,303	97,646	—	—
JB POWER Fund 6		116,232	3,309	—	—
Hanhwa US Equity Strategy Private Real Estate Fund No.1		57,946	1,077	59,781	2,327
Shinhan Global Healthcare Fund 1		27,144	—	—	—
Brain Asset Management PN Private Investment Trust Fund 13		3,786	4	—	—
Orion Mezzanine Private Investment Trust 4		3,615	—	—	—
JB Power TL Investment Type Private Placement Special Asset Fund 7		169,274	112,924	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2017			2016
Investees	Asset		Liability	Asset	Liability
Bros Investment O Hedge Fund 1	~~W~~	6,261	967	—	—
BNP Paribas Cardif General Insurance		36,534	15,378	40,581	14,742
SHBNPP Private Korea Equity Long-Short Professional Feeder		67,507	9,164	105,775	16,519
SHBNPP Private Multi Strategy Professional Feeder No.1		—	—	20,325	3,340
Shinhan-Stonebridge Petro PEF		1,044,321	1,127	1,015,299	804
Lodestone 1st Private Equity Fund		—	—	—	—
Axis Global Growth New Technology Investment Association		15,464	—	—	—
Quantum-Nvestor Fund No.1		5,987	—	—	—

	~~W~~	7,276,900	4,324,061	12,856,274	9,771,547

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

Condensed income statement information for the six-month period ended June 30, 2017 and the year ended December 31, 2016 were as follows:

	2017
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	48,974	15,564	(55,563)	(39,999)
Pohang TechnoPark 2PFV		—	(2)	—	(2)
Daewontos Co., Ltd.		—	—	—	—
Inhee Co., Ltd.		2,442	(9)	—	(9)
DAEGY Electrical Construction Co., LTD.		17	(32)	—	(32)
YEONWOONG SYSTEM		38	1	—	1
DOODOO LOGITECH		145	(209)	—	(209)
Neoplux Technology Valuation Investment Fund		5,863	5,241	—	5,241
JAEYOUNG SOLUTEC CO., LTD.		70,700	(3,801)	2,872	(929)
Partners 4th Growth Investment Fund		51	(837)	—	(837)
PSA 1st Fintech Private Equity Fund		2	(101)	—	(101)
KTB Newlake Global Healthcare PEF		—	(429)	—	(429)
JAEYANG INDUSTRY		—	—	—	—
Tigris-Aurum Fund I		—	(82)	—	(82)
Chungyoung INC		3,760	(657)	—	(657)
DAEKWANG SEMICONDUCTOR CO., LTD.		10,571	(3,244)	—	(3,244)
Branbuil CO., LTD.		—	—	—	—
Songrim Co., Ltd.		2,469	162	—	162
Shinhan-Albatross Technology Investment Fund		22	(305)	—	(305)
Loggia		—	—	—	—
SHC-IMM New Growth Fund		103	98	—	98
QCP New Technology Fund 20th		—	—	—	—
STI-New Growth Engines Investment Partnership		—	(85)	—	(85)
TS2013-6 M&A Investment Fund		6,720	6,741	—	6,741
Dream High Fund III		14	(183)	(1,303)	(1,486)
SP New Technology Business investment Fund I		—	(45)	—	(45)
Albatross Growth Fund		1,938	1,578	(2,104)	(526)
Asia Pacific No.39 Ship Investment Co., Ltd.		338	298	32	330
Midas Dong-A Snowball Venture Fund		24	(13)	—	(13)
IBKS-Shinhan Creative Economy New Technology Fund		20	(4)	—	(4)
SM New Technology Business Investment Fund I		70	9	—	9
SHC-Aju 4th		505	467	102	569
KCLAVIS Meister Fund No.4		48	27	—	27
KCLAVIS Meister Fund No.5		—	(17)	—	(17)
KCLAVIS Meister Fund No.2		—	(26)	—	(26)
Midas Dong-A Snowball Venture Fund 2		—	(103)	—	(103)
EN-Tigris Fund 1		1,098	1,054	—	1,054
IBKS-Shinhan Creative Economy New Technology Fund II		5	(11)	—	(11)
KCLAVIS Meister Fund No.10		339	310	—	310
KCLAVIS Meister Fund No.9		39	31	—	31
KCLAVIS Meister Fund No.14		80	68	—	68
KCLAVIS Meister Fund No.17		4	(111)	—	(111)
Richmond Private Yong in Retail Facility Real Estate Fund No.1		1,059	1,059	—	1,059

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2017
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
House Eco Private Placement Special Asset Fund No.1	~~W~~	583	582	—	582
KTB Confidence Private Placement		825	824	—	824
JBUS Fintech Income Professional Private Trust No.2		353	353	—	353
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		641	640	—	640
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		1,000	999	—	999
Korea Alternative Source Professional Private Investment Trust No.6		251	251	—	251
Hyundai Season Mezzanine Professional Private Investment Trust No.4		(5)	(4)	—	(4)
Pine Asia Unsecured Individual Rehabilitation Bond Fund 9		389	388	—	388
Brain Professional Private Trust No.6		292	291	—	291
Pine Asia Unsecured Individual Rehabilitation Bond Fund 15		73	72	—	72
Korea Investment Mezzanine Professional Private Investment Trust No.1		145	145	—	145
Brain Professional Private Trust No.12		—	—	—	—
Hyundai Invest BMC Professional Private Trust No.18		91	90	—	90
Pine Asia Unsecured Individual Rehabilitation Bond Fund 8		112	111	—	111
Hana UBS Professional Private Trust		416	416	—	416
SG No.9 Corporate Recovery Private Equity Fund		—	148	—	148
Plutus-SG Private Equity Fund		—	105	—	105
SG ARGES Private Equity Fund No.1		—	392	—	392
OST Progress- 2 Fund		97	(114)	—	(114)
Eum Private Equity Fund No.3		1,656	1,406	—	1,406
Smart 2nd Private Equity Fund		1	(237)	—	(237)
APC Fund		—	(687)	—	(687)
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		2	1	—	1
Shinhan Praxis K-Growth Global Private Equity Fund		227	(1,668)	1,752	84
Credian Healthcare Private Equity Fund II		105	10	(205)	(195)
Kiwoom Milestone Professional Private Real Estate Trust 19		998	(432)	—	(432)
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		6,218	5,437	(1,280)	4,157
Brain Professional Private Trust No.4		1,103	475	—	475
Hanhwa US Equity Strategy Private Real Estate Fund No.1		5,698	2,432	(1,107)	1,325
Brain KS Qualified Privately Placed Fund No.6		2	(54)	(37)	(91)
M360 CRE Income Fund		5	4,197	—	4,197
Shinhan Ninetree Fund 1		1,485	158	—	158
JB POWER Fund 6		4,779	686	—	686
Shinhan Global Healthcare Fund 1		—	—	—	—
Brain Asset Management PN Private Investment Trust Fund 13		136	131	—	131

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2017
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Orion Mezzanine Private Investment Trust 4	~~W~~	15	15	—	15
JB Power TL Investment Type Private Placement Special Asset Fund 7		608	64	—	64
Bros Investment O Hedge Fund 1		9	(6)	—	(6)
BNP Paribas Cardif General Insurance		3,121	(1,586)	—	(1,586)
SHBNPP Private Korea Equity Long-Short Professional Feeder		19,058	5,514	—	5,514
Shinhan-Stonebridge Petro PEF		3	(1,646)	—	(1,646)
Lodestone 1st Private Equity Fund		—	—	—	—
Axis Global Growth New Technology Investment Association		—	(236)	—	(236)
Quantum-Nvestor Fund No.1		1	(13)	—	(13)

	~~W~~	207,951	42,052	(56,841)	(14,789)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	144,583	(16,706)	36,189	19,483
Aju Capital Co., Ltd.		757,345	70,598	(458)	70,140
Pohang TechnoPark 2PFV		—	(4)	—	(4)
Daewontos Co., Ltd.		517	(624)	—	(624)
Inhee Co., Ltd.		3,135	(253)	—	(253)
DAEGY Electrical Construction Co., LTD.		—	(76)	—	(76)
YEONWOONG SYSTEM		25	(135)	—	(135)
DOODOO LOGITECH		213	(609)	—	(609)
Neoplux Technology Valuation Investment Fund		3,441	2,295	—	2,295
EQP Global Energy Infrastructure Private Equity Fund		—	(1,842)	—	(1,842)
JAEYOUNG SOLUTEC CO., LTD.		137,920	(7,095)	(614)	(7,709)
Partners 4th Growth Investment Fund		113	(1,300)	—	(1,300)
PSA 1st Fintech Private Equity Fund		—	(175)	—	(175)
KTB Newlake Global Healthcare PEF		—	(716)	—	(716)
JAEYANG INDUSTRY		212	(69)	—	(69)
Tigris-Aurum Fund I		—	(69)	—	(69)
Treenkid		325	(54)	—	(54)
Chungyoung INC (*2)		—	—	—	—
Semantic		—	—	—	—
DAEKWANG SEMICONDUCTOR CO., LTD.		—	—	—	—
Branbuil CO., LTD. (*2)		—	—	—	—
SHC-IMM New Growth Fund		855	479	—	479
QCP New Technology Fund 20th		—	—	—	—
STI-New Growth Engines Investment Partnership		—	1,285	(667)	618
Shinhan K2 Secondary Fund		15,284	8,019	(4,072)	3,947
TS2013-6 M&A Investment Fund		237	(115)	—	(115)
Dream High Fund III		535	313	2,597	2,910
SP New Technology Business investment Fund I		—	(87)	—	(87)
Albatross Growth Fund		1,024	957	(3,821)	(2,864)
Asia Pacific No.39 Ship Investment Co., Ltd.		730	681	1,172	1,853
Midas Dong-A Snowball Venture Fund		183	105	—	105
IBKS-Shinhan Creative Economy New Technology Fund		798	746	—	746
SM New Technology Business Investment Fund I		24	(95)	—	(95)
SHC-Aju 4th		1,565	1,466	3,111	4,577
KCLAVIS Meister Fund No.4		85	53	—	53
KCLAVIS Meister Fund No.5		—	(26)	—	(26)
KCLAVIS Meister Fund No.2		—	(42)	—	(42)
Midas Dong-A Snowball Venture Fund 2		1	(151)	—	(151)
EN-Tigris Fund 1		—	(61)	—	(61)
IBKS-Shinhan Creative Economy New Technology Fund II		13	(9)	—	(9)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
KCLAVIS Meister Fund No.10	~~W~~	20	(23)	—	(23)
KCLAVIS Meister Fund No.9		34	(95)	—	(95)
KCLAVIS Meister Fund No.14		7	(2)	—	(2)
KCLAVIS Meister Fund No.17		—	(42)	—	(42)
SG No.9 Corporate Recovery Private Equity Fund		—	428	—	428
Plutus-SG Private Equity Fund		5	(148)	—	(148)
SG ARGES Private Equity Fund No.1		—	87	—	87
OST Progress- 2 Fund		34	(143)	—	(143)
Eum Private Equity Fund No.3		85	(235)	—	(235)
APC Fund		—	(29,768)	(13,407)	(43,175)
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		2,170	2,170	—	2,170
Shinhan Praxis K-Growth Global Private Equity Fund		513	(1,084)	2,656	1,572
Credian Healthcare Private Equity Fund II		190	(180)	—	(180)
Kiwoom Milestone Professional Private Real Estate Trust 19		924	(367)	—	(367)
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		10,321	2,210	7,669	9,879
Brain Professional Private Trust No.4		2,158	1,148	—	1,148
Hanhwa US Equity Strategy Private Real Estate Fund No.1		5,199	1,667	37	1,704
Brain KS Qualified Privately Placed Fund No.6		1	(26)	(182)	(208)
M360 CRE Income Fund		—	—	—	—
BNP Paribas Cardif General Insurance		7,913	(9,432)	(39)	(9,471)
SHBNPP Private Korea Equity Long-Short Professional Feeder		25,736	(396)	—	(396)
SHBNPP Private Multi Strategy Professional Feeder No.1		4,510	70	—	70
Shinhan-Stonebridge Petro PEF		38,898	35,559	—	35,559

	~~W~~	1,167,881	58,082	30,171	88,253

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(d)	Reconciliation of the financial information to the carrying values of its interests in the associates as of June 30, 2017 and December 31, 2016 are as follows:

	2017
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
BNP Paribas Cardif Life Insurance	~~W~~	361,253	14.99	54,188	(197)	—	53,991
Pohang TechnoPark 2PFV		13,257	14.90	1,975	—	—	1,975
Daewontos Co., Ltd. (*1)		(2,092)	36.33	(760)	—	760	—
Inhee Co., Ltd.		1,791	15.36	275	—	—	275
DAEGY Electrical Construction Co., LTD.		436	27.45	119	—	—	119
YEONWOONG SYSTEM		351	21.77	77	—	—	77
DOODOO LOGITECH		647	27.96	181	—	—	181
Neoplux Technology Valuation Investment Fund		33,488	33.33	11,163	—	—	11,163
JAEYOUNG SOLUTEC CO., LTD. (*2)		37,968	9.61	3,648	—	2,169	5,817
Partners 4th Growth Investment Fund		34,344	25.00	8,586	—	—	8,586
PSA 1st Fintech Private Equity Fund		9,724	25.00	2,431	—	—	2,431
KTB Newlake Global Healthcare PEF (*3)		2,898	30.00	869	—	170	1,039
JAEYANG INDUSTRY (*4)		(2,571)	25.90	(666)	—	666	—
Tigris-Aurum Fund I		5,349	27.27	1,459	—	—	1,459
Chungyoung INC (*4)		(5,068)	18.94	(961)	—	961	—
DAEKWANG SEMICONDUCTOR CO., LTD.		19,568	20.94	4,097	—	—	4,097
Branbuil CO., LTD. (*3)		(507)	15.53	(79)	—	79	—
Songrim Co., Ltd.		192	35.34	68	—	—	68
Shinhan-Albatross Technology Investment Fund		5,695	50.00	2,847	—	—	2,847
Loggia		230	16.29	37	—	—	37
SHC-IMM New Growth Fund		3,478	64.52	2,244	—	—	2,244
QCP New Technology Fund 20th		5	47.17	2	—	—	2
STI-New Growth Engines Investment Partnership		3,859	50.00	1,930	—	—	1,930
TS2013-6 M&A Investment Fund		4	25.00	—	—	—	—
Dream High Fund III		4,278	54.55	2,333	—	—	2,333
SP New Technology Business investment Fund I		8,353	23.26	1,943	—	—	1,943
Albatross Growth Fund		—	36.36	—	—	—	—
Asia Pacific No.39 Ship Investment Co., Ltd.		9,855	50.00	4,928	—	—	4,928
Midas Dong-A Snowball Venture Fund		2,192	53.33	1,168	—	—	1,168
IBKS-Shinhan Creative Economy New Technology Fund		5,184	5.00	259	—	—	259
SM New Technology Business Investment Fund I		5,089	36.36	1,849	—	—	1,849
SHC-Aju 4th		8,603	21.98	1,890	—	—	1,890
KCLAVIS Meister Fund No.4		2,581	20.00	517	—	—	517
KCLAVIS Meister Fund No.5		2,107	23.26	490	—	—	490

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2017
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
KCLAVIS Meister Fund No.2	~~W~~	5,082	38.83	1,974	—	—	1,974
Midas Dong-A Snowball Venture Fund 2		7,046	25.00	1,761	—	—	1,761
EN-Tigris Fund 1		5,194	47.62	2,473	—	—	2,473
IBKS-Shinhan Creative Economy New Technology Fund II		1,959	4.55	89	—	—	89
KCLAVIS Meister Fund No.10		2,246	21.28	477	—	—	477
KCLAVIS Meister Fund No.9		1,387	34.48	479	—	—	479
KCLAVIS Meister Fund No.14		—	33.33	—	—	—	—
KCLAVIS Meister Fund No.17		11,347	26.09	2,960	—	—	2,960
Richmond Private Yong in Retail Facility Real Estate Fund No.1		18,949	42.00	7,959	—	—	7,959
House Eco Private Placement Special Asset Fund No.1		4,654	26.67	1,241	—	—	1,241
KTB Confidence Private Placement		21,130	25.08	5,300	—	—	5,300
JBUS Fintech Income Professional Private Trust No.2		10,023	20.00	2,005	—	—	2,005
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		31,104	23.89	7,431	—	—	7,431
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,621	20.16	8,391	—	—	8,391
Korea Alternative Source Professional Private Investment Trust No.6		3,000	20.00	600	—	—	600
Hyundai Season Mezzanine Professional Private Investment Trust No.4		6,752	29.60	1,999	—	—	1,999
Pine Asia Unsecured Individual Rehabilitation Bond Fund 9		4,240	49.84	2,114	—	—	2,114
Brain Professional Private Trust No.6		9,793	21.05	2,061	—	—	2,061
Pine Asia Unsecured Individual Rehabilitation Bond Fund 15		2,439	97.94	2,389	—	—	2,389
Korea Investment Mezzanine Professional Private Investment Trust No.1		9,749	50.00	4,875	—	—	4,875
Brain Professional Private Trust No.12		4,150	48.19	2,000	—	—	2,000
Hyundai Invest BMC Professional Private Trust No.18		14,742	20.00	2,948	—	—	2,948
Pine Asia Unsecured Individual Rehabilitation Bond Fund 8		26,251	22.85	5,998	—	—	5,998
Hana UBS Professional Private Trust		11,875	43.63	5,182	—	—	5,182
SG No.9 Corporate Recovery Private Equity Fund		15,013	26.49	3,977	—	—	3,977
Plutus-SG Private Equity Fund		15,976	26.67	4,261	—	—	4,261
SG ARGES Private Equity Fund No.1		37,094	24.06	8,926	—	—	8,926
OST Progress- 2 Fund		10,602	27.62	2,928	—	—	2,928
Eum Private Equity Fund No.3		28,789	20.76	5,976	—	—	5,976
Smart 2nd Private Equity Fund		14,763	20.00	2,953	—	—	2,953

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2017
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
APC Fund	~~W~~	42,992	25.18	10,826	—	—	10,826
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		927	50.00	464	—	—	464
Shinhan Praxis K-Growth Global Private Equity Fund		91,809	18.87	17,323	—	—	17,323
Credian Healthcare Private Equity Fund II		11,798	34.07	4,021	—	—	4,021
Kiwoom Milestone Professional Private Real Estate Trust 19		20,979	50.00	10,490	—	—	10,490
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		101,247	21.28	21,547	—	—	21,547
Brain Professional Private Trust No.4		19,814	27.50	5,449	—	—	5,449
Hanhwa US Equity Strategy Private Real Estate Fund No.1		56,869	44.84	25,501	—	—	25,501
Brain KS Qualified Privately Placed Fund No.6		9,702	30.00	2,910	—	—	2,910
M360 CRE Income Fund		189,315	81.64	154,417	—	—	154,417
Shinhan Ninetree Fund 1		46,657	21.81	10,175	—	—	10,175
JB POWER Fund 6		112,923	55.45	62,618	—	—	62,618
Shinhan Global Healthcare Fund 1		27,144	10.83	2,940	—	—	2,940
Brain Asset Management PN Private Investment Trust Fund 13		3,782	41.10	1,554	—	—	1,554
Orion Mezzanine Private Investment Trust 4		3,615	41.67	1,506	—	—	1,506
JB Power TL Investment Type Private Placement Special Asset Fund 7		56,350	33.33	18,783	—	—	18,783
Bros Investment O Hedge Fund 1		5,294	94.34	4,994	—	—	4,994
BNP Paribas Cardif General Insurance (*5)		21,156	10.00	2,116	—	2,770	4,886
SHBNPP Private Korea Equity Long-Short Professional Feeder		58,343	26.15	15,262	—	—	15,262
Shinhan-Stonebridge Petro PEF		1,043,194	1.82	19,010	—	—	19,010
Lodestone 1st Private Equity Fund (*5)		—	26.06	—	—	3,000	3,000
Axis Global Growth New Technology Investment Association		15,464	31.85	4,925	—	—	4,925
Quantum-Nvestor Fund No.1		5,987	25.00	1,497	—	—	1,497

	~~W~~	2,894,872		609,162	(197)	10,575	619,540

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(*1)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.
(*2)	Net assets do not include non-controlling interests and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.
(*3)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.
(*4)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero and the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.
(*5)	Other adjustments represent additional investments, for which the financial statements as of June 30, 2017 were not available.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	402,951	14.99	60,443	(230)	—	60,213
Aju Capital Co., Ltd. (*1)		749,882	12.85	96,365	—	(55,529)	40,836
Pohang TechnoPark 2PFV		13,259	14.90	1,975	—	—	1,975
Daewontos Co., Ltd. (*2)		(2,093)	36.33	(760)	—	760	—
Inhee Co., Ltd.		1,403	15.36	215	—	—	215
DAEGY Electrical Construction Co., LTD.		468	27.45	128	—	—	128
YEONWOONG SYSTEM		351	21.77	77	—	—	77
DOODOO LOGITECH		885	27.96	247	—	—	247
Neoplux Technology Valuation Investment Fund		22,577	33.33	7,526	—	—	7,526
EQP Global Energy Infrastructure Private Equity Fund (*2)		(1,375)	22.64	(311)	—	311	—
JAEYOUNG SOLUTEC CO., LTD. (*3)		34,147	10.45	3,567	—	2,169	5,736
Partners 4th Growth Investment Fund		18,221	25.00	4,555	—	—	4,555
PSA 1st Fintech Private Equity Fund		9,825	25.00	2,456	—	—	2,456
KTB Newlake Global Healthcare PEF (*4)		3,327	30.00	998	—	170	1,168
JAEYANG INDUSTRY (*5)		(2,571)	25.90	(666)	—	666	—
Tigris-Aurum Fund I		5,431	27.27	1,481	—	—	1,481
Treenkid		334	23.72	79	—	—	79
Chungyoung INC (*4)		(4,412)	18.94	(836)	—	836	—
Semantic		1,294	19.25	249	—	—	249
DAEKWANG SEMICONDUCTOR CO., LTD.		22,812	20.94	4,776	—	—	4,776
Branbuil CO., LTD. (*4)		(693)	15.53	(108)	—	108	—
SHC-IMM New Growth Fund		3,559	64.52	2,295	—	—	2,295
QCP New Technology Fund 20th		5	47.17	2	—	—	2
STI-New Growth Engines Investment Partnership		3,945	50.00	1,973	—	—	1,973
Shinhan K2 Secondary Fund		8,722	10.75	938	—	—	938
TS2013-6 M&A Investment Fund		7,500	25.00	1,874	—	—	1,874
Dream High Fund III		5,765	54.55	3,144	—	—	3,144
SP New Technology Business investment Fund I		8,398	23.26	1,954	—	—	1,954
Albatross Growth Fund		4,322	36.36	1,572	—	—	1,572
Asia Pacific No.39 Ship Investment Co., Ltd.		10,351	50.00	5,176	—	—	5,176
Midas Dong-A Snowball Venture Fund		2,360	53.33	1,258	—	—	1,258
IBKS-Shinhan Creative Economy New Technology Fund		5,188	5.00	259	—	—	259
SM New Technology Business Investment Fund I		5,080	36.36	1,846	—	—	1,846

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
SHC-Aju 4th	~~W~~	9,490	21.98	2,085	—	—	2,085
KCLAVIS Meister Fund No.4		2,553	20.00	511	—	—	511
KCLAVIS Meister Fund No.5		2,124	23.26	494	—	—	494
KCLAVIS Meister Fund No.2		5,108	38.83	1,984	—	—	1,984
Midas Dong-A Snowball Venture Fund 2		7,149	25.00	1,787	—	—	1,787
EN-Tigris Fund 1		4,139	47.62	1,971	—	—	1,971
SM New Technology Business Investment Fund II		1,971	4.55	90	—	—	90
KCLAVIS Meister Fund No.10		4,677	21.28	995	—	—	995
KCLAVIS Meister Fund No.9		1,356	34.48	468	—	—	468
KCLAVIS Meister Fund No.14		1,498	33.33	499	—	—	499
KCLAVIS Meister Fund No.17		11,458	26.09	2,989	—	—	2,989
SG No.9 Corporate Recovery Private Equity Fund		15,031	26.49	3,982	—	—	3,982
Plutus-SG Private Equity Fund		16,120	26.67	4,299	—	—	4,299
SG ARGES Private Equity Fund No.1		37,301	24.06	8,976	—	—	8,976
OST Progress- 2 Fund		5,287	27.62	1,460	—	—	1,460
Eum Private Equity Fund No.3		28,580	20.76	5,933	—	—	5,933
APC Fund		45,978	25.18	11,579	—	—	11,579
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		927	50.00	464	—	—	464
Shinhan Praxis K-Growth Global Private Equity Fund		71,725	18.87	13,533	—	—	13,533
Credian Healthcare Private Equity Fund II		11,993	34.07	4,087	—	—	4,087
Kiwoom Milestone Professional Private Real Estate Trust 19		21,523	50.00	10,761	—	—	10,761
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		99,791	21.28	21,237	—	—	21,237
Brain Professional Private Trust No.4		19,338	27.49	5,316	—	—	5,316
Hanhwa US Equity Strategy Private Real Estate Fund No.1		57,454	44.84	25,764	—	—	25,764
Brain KS Qualified Privately Placed Fund No.6		9,793	50.00	4,896	—	—	4,896
M360 CRE Income Fund		54,094	42.83	23,167	—	—	23,167
BNP Paribas Cardif General Insurance		25,839	10.00	2,584	—	—	2,584
SHBNPP Private Korea Equity Long-Short Professional Feeder		89,256	15.88	14,180	—	—	14,180
SHBNPP Private Multi Strategy Professional Feeder No.1		16,985	29.55	5,014	—	—	5,014
Shinhan-Stonebridge Petro PEF		1,014,495	1.82	18,487	—	—	18,487

	~~W~~	3,034,251		404,339	(230)	(50,509)	353,600

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment.
(*2)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.
(*3)	Net assets do not include non-controlling interests; and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date and the cumulative impairment.
(*4)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.
(*5)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero and the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

(e)	The unrecognized equity method losses for the six-month period ended June 30, 2017 and the cumulative unrecognized equity method losses as of June 30, 2017 are as follows:

	2017
Investees	Unrecognized equity method losses		Cumulative unrecognized equity method losses
Daewontos Co., Ltd.	~~W~~	—	(760)
JAEYANG INDUSTRY		—	(18)
Chungyoung INC		(124)	(124)

	~~W~~	(124)	(902)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

14.	Trading liabilities

Trading liabilities as of June 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Securities sold	~~W~~	1,868,117	1,490,765
Gold deposits		485,639	485,995

	~~W~~	2,353,756	1,976,760

15.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of June 30, 2017 and December 31, 2016 are as follows:

	2017		2016	Reason for designation
Deposits	~~W~~	84	6,282	Combined instrument
Equity-linked securities sold		6,593,104	7,024,194	Combined instrument
Securities sold with embedded derivatives		2,508,499	2,193,032	Combined instrument
Securities sold		43,592	10,134	Evaluation and management on a fair value basis

	~~W~~	9,145,279	9,233,642

16.	Debt securities issued

Debt securities issued as of June 30, 2017 and December 31, 2016 are as follows:

	2017
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	36,862,731
Subordinated debt securities issued	1.78~4.60		3,500,480
Gain and loss on fair value hedges			(148,796)
Bond issuance cost			(44,455)

			40,169,960

Debt securities issued in foreign currencies:
Debt securities issued	0.02~4.38		6,423,625
Subordinated debt securities issued	3.88		1,130,872
Gain and loss on fair value hedges			19,418
Bond issuance cost			(29,851)

			7,544,064

		~~W~~	47,714,024

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

16.	Debt securities issued (continued)

	2016
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	33,838,495
Subordinated debt securities issued	2.20~4.69		3,991,056
Loss on fair value hedges			(147,208)
Bond issuance cost			(38,178)

			37,644,165

Debt securities issued in foreign currencies:
Debt securities issued	0.03~4.38		5,526,809
Subordinated debt securities issued	3.88		1,189,067
Loss on fair value hedges			(9,977)
Bond issuance cost			(23,279)

			6,682,620

		~~W~~	44,326,785

17.	Defined benefit liabilities

(a) Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of June 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Present value of defined benefit obligations	~~W~~	1,729,865	1,689,980
Fair value of plan assets		(1,579,312)	(1,559,101)

Recognized liabilities for defined benefit obligations	~~W~~	150,553	130,879

(b) Expenses recognized in profit or loss for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Six-month period	Three-month period	Six-month period
Current service costs	~~W~~	42,752	86,024	44,776	90,576
Net interest expense on the net defined benefit liabilities		713	1,524	1,415	3,252

	~~W~~	43,465	87,548	46,191	93,828

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

18.	Provisions

Provisions as of June 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Asset retirement obligations	~~W~~	50,052	50,738
Expected loss related to litigation (*)		33,792	34,471
Unused credit commitments		167,562	450,997
Bonus card point reward program		25,011	25,425
Financial guarantee contracts issued		77,983	79,238
Others		83,303	88,019

	~~W~~	437,703	728,888

(*)	Refer to the note 28. Commitments and contingencies.

19.	Liabilities under insurance contracts

(a)	Insurance liabilities as of June 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Policy reserve	~~W~~	23,461,489	22,366,865
Policyholder’s equity adjustment		6,958	10,569

	~~W~~	23,468,447	22,377,434

(b)	Income or expenses on insurance contracts for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Six-month period	Three-month period	Six-month period
Insurance income:
Premium income	~~W~~	1,135,631	2,291,659	1,131,507	2,262,813
Reinsurance income		1,079	2,177	790	1,762
Reversal of policy reserves		1,677	2,698	—	—
Separate account income		6,851	20,828	4,355	9,478

		1,145,238	2,317,362	1,136,652	2,274,053
Insurance expenses:
Claims paid		(536,170)	(1,081,663)	(517,420)	(1,005,881)
Reinsurance premium expenses		(3,417)	(6,262)	(1,615)	(3,189)
Provision for policy reserves		(545,794)	(1,097,322)	(563,169)	(1,148,115)
Separate account expenses		(6,849)	(20,827)	(4,354)	(9,478)
Discount charge		(162)	(315)	(137)	(265)
Acquisition costs		(139,393)	(283,046)	(142,902)	(285,170)
Collection expenses		(3,934)	(7,816)	(3,826)	(7,580)
Deferred acquisition costs		83,604	173,919	93,776	194,695
Amortization of deferred acquisition costs		(107,220)	(216,412)	(110,738)	(221,475)

		(1,259,335)	(2,539,744)	(1,250,385)	(2,486,458)

Net loss on insurance	~~W~~	(114,097)	(222,382)	(113,733)	(212,405)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

20.	Equity

(a)	Equity as of June 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Capital stock:
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		199,455	498,316
Capital surplus:
Share premium		9,494,769	9,494,769
Others		392,566	392,566

		9,887,335	9,887,335

Capital adjustments		(397,056)	(458,461)
Accumulated other comprehensive income, net of tax:
Valuation gain on available-for-sale financial assets		315,112	394,183
Equity in other comprehensive income of associates		9,991	21,258
Foreign currency translation adjustments for foreign operations		(217,760)	(151,726)
Net loss from cash flow hedges		(11,027)	(13,464)
Other comprehensive income of separate account		4,175	4,466
Actuarial losses		(353,471)	(357,300)

		(252,980)	(102,583)

Retained earnings		19,769,446	18,640,038
Non-controlling interest		837,729	635,282

	~~W~~	32,688,982	31,744,980

(b)	Hybrid bonds

Hybrid bonds classified as other equity instruments as of June 30, 2017 and December 31, 2016 are as follows:

Issue date	Maturity date	Interest rate (%)	2017		2016
May 22, 2012	May 22, 2042	5.34	~~W~~	—	298,861
June 25, 2015	June 25, 2045	4.38		199,455	199,455

			~~W~~	199,455	498,316

The hybrid bonds above can be repaid early at value after 5 or 10 years from the date of issuance, and the Group has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common shares, the agreed interest is also not paid. On May 22, 2017, the Group exercised the early redemption right and redeemed all the hybrid bonds issued on May 22, 2012.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

20.	Equity (continued)

(c)	Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the six-month period ended June 30, 2017 and the year ended December 31, 2016 are as follows:

	2017
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Total
Beginning balance	~~W~~	394,182	21,258	(151,725)	(13,464)	4,466	(357,300)	(102,583)
Change due to fair value		58,756	(12,205)	—	—	—	—	46,551
Reclassification:
Change due to impairment or disposal		(139,706)	—	—	—	—	—	(139,706)
Effect of hedge accounting		—	—	—	107,662	—	—	107,662
Hedging		(898)	—	40,174	(104,447)	—	—	(65,171)
Effects from exchange rate fluctuations		(18,990)	—	(101,098)	—	—	—	(120,088)
Remeasurements of the defined benefit plans		—	—	—	—	—	5,093	5,093
Deferred income taxes		21,741	938	(5,538)	(778)	(291)	(1,975)	14,097
Non-controlling interests		27	—	427	—	—	711	1,165

Ending balance	~~W~~	315,112	9,991	(217,760)	(11,027)	4,175	(353,471)	(252,980)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

20.	Equity (continued)

	2016
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Total
Beginning balance	~~W~~	826,712	18,569	(163,737)	(12,202)	8,795	(373,366)	304,771
Change due to fair value		(123,415)	1,813	—	—	(5,712)	—	(127,314)
Reclassification:
Change due to impairment or disposal		(445,040)	—	—	—	—	—	(445,040)
Effect of hedge accounting		—	—	—	(44,348)	—	—	(44,348)
Hedging		2,289	—	(54,393)	42,683	—	—	(9,421)
Effects from exchange rate fluctuations		(1,395)	—	52,936	—	—	—	51,541
Remeasurements of the defined benefit plans		—	—	—	—	—	20,513	20,513
Deferred income taxes		133,904	876	13,560	403	1,383	(4,845)	145,281
Non-controlling interests		1,127	—	(91)	—	—	398	1,434

Ending balance	~~W~~	394,182	21,258	(151,725)	(13,464)	4,466	(357,300)	(102,583)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won, except per share data)

20.	Equity (continued)

(d)	Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i)	Changes in regulatory reserve for loan losses including non-controlling interests for the six-month period ended June 30, 2017 and the year ended December 31, 2016 are as follows:

	2017		2016
Beginning balance	~~W~~	2,252,771	2,192,635
Planned regulatory reversal of loan losses		488,783	60,136

Ending balance	~~W~~	2,741,554	2,252,771

ii)	Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Six-month period	Three-month period	Six-month period
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	892,032	1,889,130	683,467	1,454,791
Provision for (reversal of) regulatory reserve for loan losses		(101,480)	(486,727)	(75,266)	(144,617)

Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	790,552	1,402,403	608,201	1,310,174

Basic and diluted earnings per share adjusted for regulatory reserve in won (*)	~~W~~	1,658	2,935	1,255	2,682

(*)	Dividends for preferred stocks and hybrid bonds are deducted.

(e)	Details of dividends paid by the Group in accordance with the resolutions of the general meeting of shareholders for the six months ended June 30, 2017 are as follows:

2017
Common stock (~~W~~1,450 per share)	~~W~~	687,589

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

21.	Net interest income

Net interest income for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Six-month period	Three-month period	Six-month period
Interest income:
Cash and due from banks	~~W~~	42,249	84,039	46,013	98,947
Trading assets		123,267	250,557	121,152	228,090
Financial assets designated at fair value through profit or loss		16,429	29,489	10,190	23,555
Available-for-sale financial assets		159,215	317,990	156,323	312,978
Held-to-maturity financial assets		158,350	309,487	138,590	276,140
Loans		2,358,592	4,663,203	2,293,646	4,567,321
Others		21,126	43,602	26,698	54,028

		2,879,228	5,698,367	2,792,612	5,561,059
Interest expense:
Deposits		(602,592)	(1,208,130)	(650,489)	(1,326,345)
Borrowings		(86,244)	(162,293)	(75,414)	(148,093)
Debt securities issued		(266,342)	(521,418)	(272,050)	(553,043)
Others		(9,355)	(22,620)	(22,626)	(46,870)

		(964,533)	(1,914,461)	(1,020,579)	(2,074,351)

Net interest income	~~W~~	1,914,695	3,783,906	1,772,033	3,486,708

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

22.	Net fees and commission income

Net fees and commission income for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Six-month period	Three-month period	Six-month period
Fees and commission income:
Credit placement fees	~~W~~	13,524	28,350	15,060	30,668
Commission received as electronic charge receipt		35,898	70,756	34,525	67,961
Brokerage fees		93,686	178,694	88,604	169,956
Commission received as agency		48,449	84,028	30,919	64,094
Investment banking fees		11,468	21,670	20,477	32,665
Commission received in foreign exchange activities		49,708	97,154	45,827	91,293
Asset management fees		45,659	83,652	26,678	50,144
Credit card fees		596,922	1,176,933	585,063	1,146,563
Others		124,789	243,941	108,260	210,989

		1,020,103	1,985,178	955,413	1,864,333
Fees and commission expense:
Credit-related fee		(8,268)	(13,685)	(8,570)	(15,299)
Credit card fees		(499,488)	(995,632)	(454,840)	(907,880)
Others		(75,260)	(151,184)	(76,784)	(153,022)

		(583,016)	(1,160,501)	(540,194)	(1,076,201)

Net fees and commission income	~~W~~	437,087	824,677	415,219	788,132

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

23.	Net impairment loss on financial assets

Net impairment loss on financial assets for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Six-month period	Three-month period	Six-month period
Impairment losses on:
Loans	~~W~~	(138,937)	(225,418)	(291,578)	(578,505)
Available-for-sale financial assets		(13,636)	(21,528)	(37,052)	(72,552)
Other financial assets		(8,753)	(4,381)	(9,392)	(15,134)

		(161,326)	(251,327)	(338,022)	(666,191)
Reversal of impairment losses on:
Available-for-sale financial assets		1,689	2,544	5,472	5,472

	~~W~~	(159,637)	(248,783)	(332,550)	(660,719)

24.	General and administrative expenses

General and administrative expenses for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Six-month period	Three-month period	Six-month period
Employee benefits:
Salaries	~~W~~	626,937	1,261,905	610,999	1,235,914
Severance benefits:
Defined contribution		4,753	10,308	5,178	10,940
Defined benefit		42,387	85,403	45,102	91,642
Termination benefits		—	1,853	—	2,339

		674,077	1,359,469	661,279	1,340,835
Rent		83,148	164,779	86,207	166,742
Entertainment		5,766	12,521	6,950	14,260
Depreciation		42,540	89,144	45,140	91,218
Amortization		16,602	33,470	19,377	38,547
Taxes and dues		46,952	88,084	45,889	90,454
Advertising		55,546	105,590	74,830	133,937
Research		3,358	7,005	3,474	7,070
Others		150,375	283,105	146,021	278,338

	~~W~~	1,078,364	2,143,167	1,089,167	2,161,401

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won, except per share data)

25.	Share-based payments

(a) Stock options granted as of June 30, 2017 are as follows:

	4th grant(*1)		5th grant(*1)		6th grant(*1)		7th grant(*1)(*2)
Grant date		March 30, 2005		March 21, 2006		March 20, 2007		March 19, 2008
Exercise price in won	~~W~~	28,006	~~W~~	38,829	~~W~~	54,560	~~W~~	49,053
Number of shares granted		2,695,200		3,296,200		1,301,050		808,700
Options expiry dates		August 30, 2018		August 21, 2019		August 19, 2020		May 17, 2021
Changes in number of shares granted:
Balance at January 1, 2017		102,389		108,356		58,764		45,628
Exercised		80,000		—		—		—

Balance at June 30, 2017		22,389		108,356		58,764		45,628

Fair value per share in won	~~W~~	21,294	~~W~~	10,471	~~W~~	3,665	~~W~~	5,875

(*1)	The weighted average exercise price for 235,137 stock options outstanding at June 30, 2017 is ~~W~~43,714.
(*2)	As of June 30, 2017, the exercise of 38,604 options of the 7th grant are temporarily suspended.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won, except per share data)

25.	Share-based payments (continued)

(b) Performance shares granted as of June 30, 2017 are as follows:

	Expired		Not expired
Type		Cash-settled share-based payment
Performance conditions		Increase rate of the stock price and achievement of target ROE
Operating period (*)		4 or 5 years
Estimated number of shares vested at June 30, 2017		17,184		1,266,449
Fair value per share in won	~~W~~	45,926	~~W~~	49,300

(*)	Four-year period is applied from the beginning of the year that the grant date belongs while five-year period for the shares with deferred payment.

The amount of cash payment for the Group’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. As such, the fair value of number of shares expired is estimated using the arithmetic mean of weighted average share prices at the day after expiration date and the fair value of number of shares non-expired is estimated using the closing share price at the end of reporting year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

25.	Share-based payments (continued)

(c) Share-based compensation costs for the six-month periods ended June 30, 2017 and 2016 were as follows:

	2017
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	~~W~~	36	375	411
5th		26	413	439
6th		30	185	215
7th		5	46	51
Performance share		1,043	8,318	9,361

	~~W~~	1,140	9,337	10,477

	2016
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	~~W~~	(14)	(145)	(159)
5th		(5)	(73)	(78)
6th		—	—	—
7th		—	—	—
Performance share		839	7,281	8,120

	~~W~~	820	7,063	7,883

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

25.	Share-based payments (continued)

(d)	Accrued expenses and the intrinsic value as of June 30, 2017 and December 31, 2016 are as follows:

	2017
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	~~W~~	191	286	477
5th		67	1,068	1,135
6th		30	185	215
7th		5	46	51
Performance share		7,856	55,369	63,225

	~~W~~	8,149	56,954	65,103

The intrinsic value of share-based payments is ~~W~~64,848 million as of June 30, 2017. For calculating, the quoted market price ~~W~~49,300 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

	2016
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	~~W~~	155	1,611	1,766
5th		41	655	696
6th		—	—	—
7th		—	—	—
Performance share		7,433	57,638	65,071

	~~W~~	7,629	59,904	67,533

The intrinsic value of share-based payments is ~~W~~67,533 million as of December 31, 2016. For calculating, the quoted market price ~~W~~45,250 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won, except per share data)

26.	Income tax expense

Income tax expense for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Six-month period	Three-month period	Six-month period
Current income tax expense	~~W~~	232,692	415,081	224,687	311,451
Origination and reversal of temporary differences (*)		31,694	156,820	(96,399)	(247,503)
Income tax recognized in other comprehensive income		23,229	14,175	76,733	36,488

Income tax expenses	~~W~~	287,615	586,076	205,021	100,436

Effective tax rate		%24.18	23.49	22.64	6.32

(*)	The Group had not previously recognized the deferred tax asset relating to the expired unused tax losses as the utilization of the expired unused tax losses had been assessed remote. In prior year, based on the new tax interpretation issued by Korea National Tax Service which allows utilization of expired unused tax losses against extinguishment of deposit and insurance liabilities and the relating recent tax refund, the Group recognized the deferred tax asset after factoring in future taxable profits and the expected future extinguishment of deposit and insurance liabilities.

27.	Earnings per share

Basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Six-month period	Three-month period	Six-month period
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	892,032	1,889,130	683,467	1,454,791
Less:
Dividends on preferred stock		—	—	3,563	18,836
Dividends to hybrid bond		4,461	10,621	9,657	19,314

		4,461	10,621	13,220	38,150

Net profit available for common stock	~~W~~	887,571	1,878,509	670,247	1,416,641

Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587	474,199,587
Basic and diluted earnings per share in won	~~W~~	1,871	3,961	1,413	2,987

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

28.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of June 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Guarantees:
Guarantees outstanding	~~W~~	7,730,322	9,324,734
Contingent guarantees		2,927,123	2,997,553

		10,657,445	12,322,287

Commitments to extend credit:
Loan commitments in won		53,633,407	54,077,528
Loan commitments in foreign currency		19,228,089	20,464,242
ABS and ABCP commitments		2,024,467	2,060,089
Others		1,259,857	1,362,433

		76,145,820	77,964,292

Endorsed bills:
Secured endorsed bills		59,465	32,187
Unsecured endorsed bills		9,033,095	8,822,654

		9,092,560	8,854,841

Loans sold with recourse		2,099	2,099

	~~W~~	95,897,924	99,143,519

(b)	Legal contingencies

As of June 30, 2017, the Group was involved in 209 pending lawsuits as a defendant (total claim amount: ~~W~~289,426 million) and recorded a provision of ~~W~~33,792 million and a reserve (liabilities under insurance contracts) of ~~W~~1,386 million, respectively, with respect to these lawsuits. Additional losses might be incurred from these legal actions, but the result of such the lawsuits cannot be predicted. The management believes that the result of the lawsuits would not have significant impact on the financial position.

29.	Statement of cash flows

Cash	and cash equivalents in the consolidated statements of cash flows as of June 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Cash and due from banks	~~W~~	20,435,020	19,165,875
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(4,027,060)	(4,458,286)
Restricted due from banks		(10,546,435)	(9,106,053)

	~~W~~	5,861,525	5,632,536

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

30.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a)	Balances with the related parties as of June 30, 2017 and December 31, 2016 are as follows:

Related party	Account	2017		2016
Investments in associates:
Aju Capital Co., Ltd.	Trading assets	~~W~~	50,000	49,990
”	Loans		160,000	210,000
”	Credit card loans		2,519	1,922
”	Allowances		(489)	(627)
”	Deposits		1,100	692
”	Provisions		127	73
Pohang TechnoPark2PFV	Deposits		—	14,658
BNP Paribas Cardif Life Insurance	Credit card loans		142	127
”	Other assets		108	112
”	Allowances		(1)	(1)
”	Accrued expenses		—	29
”	Deposits		—	353
”	Provisions		—	1
JAEYOUNG SOLUTEC CO., LTD.	Loans		14,356	14,356
”	Allowances		(113)	(70)
”	Credit card loans		41	42
”	Deposits		9,500	7,638
”	Provisions		11	7
Partners 4th Growth Investment Fund	Deposits		6,052	2,160
BNP Paribas Cardif General Insurance	Credit card loans		42	44
”	Allowances		—	(1)
”	Deposits		6	13
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets		172	175
Dream High Fund III	Deposits		—	1
Midas Dong-A Snowball Venture Fund	Deposits		240	427
IBKS-Shinhan Creative Economy New Technology Fund	Accounts receivable		—	12
”	Deposits		1,982	1,751
EQP Global Energy Infrastructure Private Equity Fund	Deposits		—	1
Albatross Growth Fund	Accounts receivable		—	326
Credian Healthcare Private Equity Fund II	Deposits		69	7
Midas Dong-A Snowball Venture Fund 2	Deposits		89	242
IBKS-Shinhan Creative Economy New Technology Fund II	Accounts receivable		—	8
”	Deposits		157	179
PSA 1st Fintech Private Equity Fund	Deposits		428	525
Eum Private Equity Fund No.3	Deposits		71	80
Semantic	Credit card loans		—	1
Branbuil CO., LTD.	Loans		—	15
”	Credit card loans		3	3
”	Allowances		—	(1)
”	Deposits		136	28

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

30.	Related parties (continued)

Related party	Account	2017		2016
SHBNPP Private Korea Equity Long-Short Professional Feeder	Other assets	~~W~~	114	175
SHBNPP Private Multi Strategy Professional Feeder No.1	Other assets		—	43
Shinhan-Albatross Technology Investment Fund	Deposits		4,975	—
Key management personnel and their immediate relatives:	Loans		2,217	1,877

	Assets	~~W~~	229,111	278,527
	Liabilities		24,943	28,865

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

30.	Related parties (continued)

(b)	Transactions with the related parties for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

Related party	Account	2017			2016
		Three-month period		Six-month period	Three-month period	Six-month period
Investments in associates
Aju Capital Co., Ltd	Interest income	~~W~~	1,867	3,840	1,980	3,866
”	Fees and commission income		54	110	66	139
”	Interest expense		(1)	(1)	(1)	(1)
”	Fees and commission expense		—	—	(115)	(238)
”	Other operating expenses		(29)	(55)	—	—
”	Provision for credit losses		(24)	137	(15)	(6)
Pohang TechnoPark2PFV	Interest expense		—	—	(3)	(7)
BNP Paribas Cardif Life Insurance	Fees and commission income		350	693	460	980
”	Provision for credit losses		(1)	—	—	(1)
”	General and administrative expenses		(2)	(4)	(1)	(3)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		172	342	170	344
Shinhan K2 Secondary Fund	Fees and commission income		1	922	—	170
BNP Paribas Cardif General Insurance	Fees and commission income		1	2	1	2
”	Provision for credit losses		1	—	—	(1)
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Fees and commission income		—	—	50	55
Midas Dong-A Snowball Venture Fund	Fees and commission income		9	28	9	19
”	Interest expense		(1)	(2)	(1)	(2)
SHC-EN Fund	Fees and commission income		—	—	5	15
SP New Technology Business investment Fund I	Fees and commission income		10	30	18	36
IBKS-Shinhan Creative Economy New Technology Fund	Fees and commission income		24	24	—	12
”	Interest expense		(1)	(1)	(1)	(1)
IBKS-Shinhan Creative Economy New Technology Fund II	Fees and commission income		16	16	5	5
SM New Technology Business Investment Fund I	Fees and commission income		16	55	—	—
APC Fund	Fees and commission income		42	86	89	89
JAEYOUNG SOLUTEC CO., LTD.	Interest income		161	321	164	332
”	Fees and commission income		1	1	1	1
”	Other operating income		—	—	12	12
”	Reversal of credit losses		—	—	76	75
”	Interest expense		(1)	(2)	(24)	(57)
”	Provision for credit losses		(46)	(45)	—	—
”	Other operating expenses		(3)	(3)	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

30.	Related parties (continued)

Related party	Account	2017			2016
		Three-month period		Six-month period	Three-month period	Six-month period
Partners 4th Growth Investment Fund	Interest expense	~~W~~	(2)	(3)	—	(1)
Albatross Growth Fund	Interest expense		—	—	(5)	(5)
PSA 1st Fintech Private Equity Fund	Interest expense		(1)	(2)	(2)	(2)
SHBNPP Private Korea Equity Long-Short Professional Feeder	Fees and commission income		139	312	209	431
SHBNPP Private Multi Strategy Professional Feeder No.1	Fees and commission income		7	48	74	74
Branbuil CO., LTD.	Fees and commission income		1	1	—	—
Shinhan-Albatross Technology Investment Fund	Fees and commission income		43	43	—	—
”	Interest expense		(11)	(22)	—	—
STI-New Growth Engines Investment Partnership	Fees and commission income		—	29	—	—
Key management personnel and their immediate relatives	Interest income		12	28	15	34

		~~W~~	2,804	6,928	3,236	6,366

(c)	Key management personnel compensation

Key management personnel compensation for the six-month periods ended June 30, 2017 and 2016 were as follows:

	2017		2016
Short-term employee benefits	~~W~~	10,430	9,989
Severance benefits		198	207
Share-based payment transactions		3,381	2,904

	~~W~~	14,009	13,100

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

30.	Related parties (continued)

(d)	The guarantees provided between the related parties as of June 30, 2017 and December 31, 2016 were as follows:

		Amount of guarantees
Guarantor	Guaranteed Parties	2017		2016	Account
Shinhan Bank	Aju Capital Co., Ltd.	~~W~~	50,000	50,000	Unused credit line
	BNP Paribas Cardif Life Insurance		10,000	10,000	Unused credit line
	Neoplux Technology Valuation Investment Fund		8,000	12,000	Security underwriting commitment
	JAEYOUNG SOLUTEC CO., LTD.		600	600	Unused credit
	”		456	483	Import letter of credit

		~~W~~	69,056	73,083

(e)	Details of collaterals provided by the related parties as of June 30, 2017 and December 31, 2016 were as follows:

Provided to	Provided by	Pledged assets	2017		2016
Shinhan Bank	Aju Capital Co., Ltd.	Beneficiary certificate	~~W~~	160,000	160,000
	BNP Paribas Cardif Life Insurance	Government bonds		13,627	13,699
	Treenkid	Properties		—	200
	JAEYOUNG SOLUTEC CO., LTD.	Properties		20,814	20,814
	”	Guarantee insurance policy		7,037	7,037

			~~W~~	201,478	201,750

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

31.	Interests in unconsolidated structured entities

(a)	The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description
Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of June 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Total assets:
Asset-backed securitization	~~W~~	127,985,705	108,649,039
Structured financing		71,194,301	66,759,795
Investment fund		38,733,654	33,891,120

	~~W~~	237,913,660	209,299,954

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

31.	Interests in unconsolidated structured entities (continued)

(b)	Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of June 30, 2017 and December 31, 2016 are as follows:

	2017
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	1,115,431	5,530,140	91,048	6,736,619
Trading assets		2,588,065	59,392	171,302	2,818,759
Derivative assets		16,824	—	—	16,824
Available-for-sale financial assets		2,019,356	598,337	2,955,899	5,573,592
Held-to-maturity financial assets		2,916,304	—	—	2,916,304
Other assets		914	44,215	233	45,362

	~~W~~	8,656,894	6,232,084	3,218,482	18,107,460

Liabilities:
Derivative liabilities	~~W~~	243	—	—	243
Other		1,099	739	1,748	3,586

	~~W~~	1,342	739	1,748	3,829

	2016
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	380,961	5,791,745	106,234	6,278,940
Trading assets		2,082,684	30,266	31,791	2,144,741
Derivative assets		19,144	—	—	19,144
Available-for-sale financial assets		2,648,304	559,990	2,711,666	5,919,960
Held-to-maturity financial assets		2,612,564	—	—	2,612,564
Other assets		13,253	21,705	170	35,128

	~~W~~	7,756,910	6,403,706	2,849,861	17,010,477

Liabilities:
Derivative liabilities	~~W~~	137	—	—	137
Borrowings		—	1,318	—	1,318
Other		1,006	264	—	1,270

	~~W~~	1,143	1,582	—	2,725

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(In millions of won)

31.	Interests in unconsolidated structured entities (continued)

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of June 30, 2017 and December 31, 2016 are as follows:

	2017
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	8,656,894	6,232,084	3,218,482	18,107,460
ABS and ABCP commitments		1,281,419	46,000	—	1,327,419
Loan commitments		744,758	689,627	7,487	1,441,872
Guarantees		83,000	14,157	—	97,157
Others		3,200	—	—	3,200

	~~W~~	10,769,271	6,981,868	3,225,969	20,977,108

	2016
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	7,756,910	6,403,706	2,849,861	17,010,477
ABS and ABCP commitments		1,108,282	30,000	—	1,138,282
Loan commitments		977,383	328,236	47,246	1,352,865
Guarantees		83,000	28,060	—	111,060
Others		61,400	—	—	61,400

	~~W~~	9,986,975	6,790,002	2,897,107	19,674,084